SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 31, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)
Enclosed:
Management Proxy Circular & Notice of Meeting
Voting Proxy
Supplemental Return Card and Electronic Consent

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE MINES LTD.
DATED: March 27, 2009

IVANHOE MINES LTD.
Notice of Annual General Meeting of Shareholders
May 8, 2009
NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Friday, May 8, 2009, at 9:00 AM local time, in the Presidents Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:
1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 and the auditors’ report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider and if thought advisable to pass an ordinary resolution authorizing the Corporation to amend and restate the Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to (i) adopt a “rolling” plan provision pursuant to which the Corporation would be authorized to allocate for issuance, and issue, up to a maximum of 6.5% of the common shares of the Corporation (“Common Shares”) issued and outstanding from time to time under the amended Incentive Plan; (ii) increase the maximum number of Common Shares which may be allocated under the Bonus Plan component of the existing Incentive Plan from 3,500,000 Common Shares to 4,500,000 Common Shares; and (iii) make certain other technical amendments to the existing Incentive Plan; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors has fixed March 23, 2009 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular, Form of Proxy, the Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008 and return envelope accompany this Notice of Meeting.
A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed Form of Proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the Form of Proxy and in the Management Proxy Circular.
Dated at Vancouver, British Columbia, this 27th day of March, 2009.

BY ORDER OF THE BOARD
“Beverly A. Bartlett”

Vice President and Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
654 — 999 Canada Place
Vancouver, British Columbia, V6C 3E1
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM, local time, on May 8, 2009 in the Presidents Room of the Terminal City Club located at 837 W. Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.
The Board of Directors of the Corporation has fixed the close of business on March 23, 2009 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).
Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 27, 2009. All dollar amounts are expressed in Canadian dollars (“Cdn.$”), United States dollars (“US$”) or Australian dollars (“A$”) as indicated.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed Form of Proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a Form of Proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile to (416) 368-2502 or 1-866-781-3111, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a Proxy may revoke the Proxy
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or
(b)	in any other manner provided by law.
A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
VOTES NECESSARY TO PASS RESOLUTIONS
The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding,

or representing by Form of Proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
At the Meeting, shareholders will be asked to consider and if thought advisable, pass an ordinary resolution, the full text of which is set out in Schedule “B” hereto (the “Equity Incentive Plan Resolution”) all as more particularly described in this Management Proxy Circular under “Particulars of Matters to Be Acted Upon — Amended and Restated Equity Incentive Plan”, authorizing the Corporation to pass an ordinary resolution authorizing the Corporation to amend and restate the Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to (i) adopt a “rolling” plan provision pursuant to which the Corporation would be authorized to allocate for issuance, and issue, up to a maximum of 6.5% of the common shares of the Corporation (“Common Shares”) issued and outstanding from time to time under the amended Incentive Plan; (ii) increase the maximum number of Common Shares which may be allocated under the Bonus Plan component of the existing Incentive Plan from 3,500,000 Common Shares to 4,500,000 Common Shares; and (iii) make certain other technical amendments to the existing Incentive Plan.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:
(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or

(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the Form of Proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the Form of Proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the Form of Proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a Form of Proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.
As of March 27, 2009, the Corporation had issued 378,089,424 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding.
A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares Owned,		Percentage of
Name and Address	Controlled or Directed		Shares Outstanding
Robert M. Friedland	96,881,622	(1)	25.6%
Singapore
Directors and Officers as a group(2)	97,731,387	(3)	25.8%

(1)	Common Shares are held directly (as to 19,810,801 shares) and indirectly through Newstar Securities SRL (as to 30,818,992 shares) and Goldamere Holdings SRL (as to 46,251,829 shares), each company beneficially owned and controlled as to 100% by Mr. Friedland.

(2)	Common Shares held by the directors and senior officers as a group do not include 8,451,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 96,881,622 Common Shares held directly and indirectly by Robert M. Friedland.

In addition to the foregoing:
(a)	Rio Tinto International Holdings Ltd., of London, England (“Rio Tinto”) owns 37,333,655 shares (being 9.9% of the issued and outstanding Common Shares). Pursuant to an agreement dated October 18, 2006 (the “2006 Rio Tinto Agreement”), Rio Tinto is obligated to subscribe for an additional 46,304,473 shares upon the completion of certain conditions precedent, including the completion of an investment contract with the Government of Mongolia in connection with the Corporation’s Oyu Tolgoi project (the “Investment Contract”). If such subscription is completed, Rio Tinto would hold approximately 19.7% of the Corporation’s issued and outstanding Common Shares. Rio Tinto also holds warrants to purchase up to (i) 92,053,044 shares at prices between US$8.38 and US$9.02 per share until two years after the earlier of execution of the Investment Contract and October 27, 2009, and (ii) 1,440,406 shares at a price of Cdn.$3.15 per share until two years after the earlier of execution of the Investment Contract and October 27, 2009.

On October 24, 2007 Rio Tinto entered into an interim funding arrangement with the Corporation in respect of the Corporation’s Oyu Tolgoi copper and gold mining project in Mongolia pursuant to which it provided the Corporation with a convertible credit facility convertible into up to an additional 45,800,000 Common Shares at US$10.00 per Common Share, and was granted warrants to purchase up to an additional 35,000,000 Common Shares at US$10.00 per Common Share until October 24, 2012.

If, in addition to completing the second tranche investment, pursuant to the 2006 Rio Tinto Agreement, the loan facility is fully converted and the warrants are fully exercised, Rio Tinto would hold approximately 43.1% of the Corporation’s issued and outstanding Common Shares.

Pursuant to the 2006 Rio Tinto Agreement, Rio Tinto is entitled to nominate a person or persons for appointment or election to the Board from time to time in proportion to the percentage of the Corporation’s issued and outstanding Common Shares it holds. Mr. Bret Clayton, an executive officer of Rio Tinto, has been nominated as one of management’s nominees for election as a Director of the Corporation at the Meeting. See “Election of Directors — Management Nominees”.

Concurrent with the 2006 Rio Tinto Agreement, Rio Tinto and Mr. Friedland entered into a shareholders’ agreement, whereby Mr. Friedland has agreed to vote or cause to be voted any Common Shares he controls, directly or indirectly, in favour of any transaction contemplated by the 2006 Rio Tinto Agreement.

(b)	Tradewinds Global Investors LLC (“Tradewinds”), of Los Angeles, California, owns 33,794,530 (8.9%) of the issued and outstanding Common Shares. Tradewinds is an advisory and investment management subsidiary of Nuveen Investments Inc. (NYSE: JNC) (“Nuveen”) focused on international and global equity investing. Nuveen is a provider of investment advisory services and a distributor of open-end, closed-end and managed account products to affluent, high-net-worth and institutional investors.

(c)	CDP Capital World Markets (“CDP”), a direct and wholly owned subsidiary of the Caisse de dépôt et placement du Québec (“Caisse de dépôt”), of Montreal, Québec, owns 30,488,630 (8.1%) of the issued and outstanding Common Shares. Caisse de dépôt is a global fund manager managing funds deposited primarily by public and private pension funds and insurance plans in the Province of Québec, Canada.

(d)	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, of Boston, Massachusetts, owns 24,168,700 (6.4%) of the issued and outstanding Common Shares. Fidelity is an investment adviser to various U.S. investment companies.

Information relating to Tradewinds, CDP and Fidelity and their parent corporations and subsidiaries are not within the knowledge of management of the Corporation and have been derived from filings with the U.S. Securities and Exchange Commission, and represents the number of Common Shares held by Tradewinds as of February 17, 2009, by CDP as of February 17, 2009, and by Fidelity as of February 17, 2009.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.
ELECTION OF DIRECTORS
Term of Office
The Corporation’s articles provide that the number of directors of the Corporation will be a minimum of three and a maximum of 12. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.
Management Nominees
The following table sets out the names of management’s nominees for election as directors, their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 27, 2009, and the number of options to purchase Common Shares of the Corporation and common shares of the Corporation’s publicly traded affiliates held by each as at March 27, 2009.

Robert M. Friedland
Singapore
Age: 58
Executive Chairman
Director Since: 1994(20)
Director Status:
Non-Independent
(Management)

Areas of Experience:
CEO/Board
Finance
Mining Industry
Public Capital Markets
Managing/Leading Growth

Mr. Friedland is the founder and Executive Chairman of the Corporation. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005.
He is Chairman and President of Ivanhoe Capital Corporation, a company based in Singapore and Beijing that specializes in venture capital and project financing for international business enterprises, predominantly in the fields of energy and minerals. He is a co-founder of Ivanhoe Energy Inc., which is implementing projects applying the company’s advanced, proprietary technology which converts heavy oil into lighter crude oil. On May 29, 2008, Mr. Friedland was appointed the Executive Chairman and Chief Executive Officer of Ivanhoe Energy Inc.
Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada for his success in negotiating a strategic partnership between the Corporation and Rio Tinto to develop the Corporation’s Oyu Tolgoi copper-gold project in Mongolia. Following his earlier role in the discovery and sale of the Voisey’s Bay nickel-copper-cobalt deposit in Eastern Canada, he was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.
Mr. Friedland graduated from Reed College, Oregon, in 1974 with an undergraduate degree in political science.

Principal Occupation, Business or Employment(1)
Chairman of the Corporation (March 1994 – present); President of the Corporation (March 1994 – July 1994; March 2003 – January 2004); Chairman, Ivanhoe Capital Corporation (January 1991 – present); President, Ivanhoe Capital Corporation (July 1988 – present); Executive Chairman and Chief Executive Officer, Ivanhoe Energy Inc. (May 2008 – present); Chairman and Non-Executive Director, Ivanhoe Australia Limited (2007 – present).

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee Total:	6 of 7 0 of 0 6 of 7	86% N/A 86%	Ivanhoe Energy Inc. (TSX; NASDAQ)(17) Ivanhoe Australia Limited (ASX)(17)	1995 2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)
2009	96,881,622(21)	Cdn.$708,204,657
2008	100,942,326	Cdn.$1,114,403,327
Options Held: (12)

Date Granted	Expiry Date	Number Granted	Vested/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
Nil	n/a	n/a	n/a	n/a	n/a	n/a
Options Held in Publicly Traded Affiliates of the Corporation:
		Expiry Date

Name of Affiliate	Date Granted		Number Granted	Vested/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
SouthGobi Energy Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	125,000	Nil/125,000	Cdn.$5.10	125,000	Cdn.$681,250
SouthGobi Energy Resources Ltd.	July 9, 2008	July 9, 2013	250,000	Nil/250,000	Cdn.$18.86	250,000	Nil
Ivanhoe Australia Limited(19)	Aug. 6, 2008	n/a	4,000,000	1,000,000/ 3,000,000	Nil	4,000,000	A$5,440,00

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total

2009	Cdn.$708,204,657	Nil	Cdn.$708,204,657

2008	Cdn.$1,114,403,327	Cdn.$2,620,000	Cdn.$1,117,023,327

Peter G. Meredith
North Vancouver,
British Columbia, Canada
Age: 65
Deputy Chairman
Director Since: 2005(20)
Director Status:
Non-Independent
(Management)
Areas of Experience:
CEO/Board
Finance
Mining Industry
Financially Literate
Public Capital Markets

Peter Meredith became the Corporation’s Deputy Chairman in May, 2006 and oversees the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s CFO from May, 2004 to May, 2006 and from June, 1999 to November, 2001. He has been the CEO of SouthGobi Energy Resources Ltd. since June, 2007.
Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, chartered accountants, and retired as a partner in 1996.
Mr. Meredith is a Chartered Accountant, a Certified Management Accountant and a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment(1)
Deputy Chairman (May 2006 – present); Chief Financial Officer of the Corporation (June 1999 – November 2001; May 2004 – May 2006); Chief Executive Officer, SouthGobi Energy Resources Ltd. (June 2007 – present); Chief Financial Officer, Ivanhoe Capital Corporation (1996 – March 2009); Senior Partner, Deloitte & Touche, chartered accountants (1966 – 1996).

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Currency Advisory Committee Executive Committee Total:	7 of 7 1 of 2 0 of 0 8 of 9	100% 50% N/A 89%

Ivanhoe Energy Inc. (TSX; NASDAQ)(17)

SouthGobi Energy Resources Ltd. (TSX-V)(17)

Entrée Gold Inc. (TSX; AMEX) (Audit Committee – Chair; Compensation Committee)

Great Canadian Gaming Corporation (TSX) (Compensation Committee – Chair; Audit & Risk Committee)

Ivanhoe Australia Limited (ASX)(17)
(Nomination, Governance and Remuneration Committee)
2007 2003 2002 2000 2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)
2009	45,000	Cdn.$328,950
2008	58,886	Cdn.$650,101
Options Held:(12)

	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Date Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	420,000	Nil/420,000(9)	Cdn.$2.82	420,000	Cdn.$1,885,800
Sept 22, 2008	Sept. 22, 2013	250,000	Nil/250,000(18)	Cdn.$8.35	250,000	Nil
Mar. 27, 2006	Mar. 27, 2013	400,000	300,000/ 100,000(11)	Cdn.$9.73	400,000	Nil
May 14, 2004	May 14, 2009	200,000	200,000/Nil	Cdn.$8.20	200,000	Nil
						Total: Cdn.$1,885,800
Options Held in Publicly Traded Affiliates of the Corporation:

Name of	Date	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Affiliate	Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	75,000	Nil/75,000	Cdn.$5.10	75,000	Cdn.$408,750
SouthGobi Energy Resources Ltd.	Aug. 27, 2008	Aug. 27, 2013	100,000	Nil/100,000	Cdn.$15.07	100,000	Nil
SouthGobi Energy Resources Ltd.	June 22, 2007	June 22, 2012	495,000	330,000/165,000	Cdn.$6.00	495,000	Cdn.$2,252,250
Ivanhoe Australia Limited(19)	Aug. 6, 2008	n/a	500,000	125,000/375,000	Nil	500,000	A$680,000
Value of Equity at Risk:

Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$328,950	Cdn.$1,885,800	Cdn.$2,214,750
2008	Cdn.$650,101	Cdn.$1,259,500	Cdn.$1,909,601

John A. Macken
Somerville,
Massachusetts, U.S.A.
Age: 57
President and Chief
Executive Officer
Director Since: 2003(20)
Director Status:
Non-Independent
(Management)
Areas of Experience:
CEO/Board
Exploration
Engineering
Mining Industry
Project Development and
  Management
Managing/Leading Growth

John Macken joined the Corporation in November, 2003 and is its President and Chief Executive Officer. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Prior to joining the Corporation, Mr. Macken had spent 19 years with Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development. Mr. Macken has been the Chairman of SouthGobi Energy Resources Ltd. since June, 2007.
Mr. Macken spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia. He culminated his tour of duty as Executive Director PT FI and the General Manager of the Grasberg open pit and underground mining complex in Papua, the world’s largest single copper and gold mine, and from 1996 to 2000 he held the position of Senior Vice-President, Strategic Planning and Development at Freeport’s corporate office. Between 1996 and 1998, Mr. Macken headed and completed ahead of schedule and under budget an expansion valued at almost US$1 billion at the Grasberg mining complex.
Mr. Macken graduated from Trinity College in Dublin in 1976 with a BA and BAI (Hon) in engineering.

Principal Occupation, Business or Employment(1)
Chief Executive Officer of the Corporation (May 2006 – present); President of the Corporation (January 2004 – present); Independent Consultant (2000 – January 2004); Senior Vice President of Freeport McMoran Copper & Gold (1996 – 2000).

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Executive Committee Total:	7 of 7 0 of 0 7 of 7	100% N/A 100%	SouthGobi Energy Resources Ltd. (TSX-V)(17) Western Lithium Corporation (TSX-V) Ivanhoe Australia Limited (ASX) (Safety, Health and Environmental Committee – Chair)	2007 2008 2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)
2009	87,403	Cdn.$638,916
2008	36,027	Cdn.$397,738
Options Held:(12)

	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Date Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	900,000	Nil/900,000(9)	Cdn.$2.82	900,000	Cdn.$4,041,000
Sept. 22, 2008	Sept. 22, 2013	250,000	Nil/250,000(18)	Cdn.$8.35	250,000	Nil
Mar. 27, 2006	Mar. 27, 2013	2,000,000	1,000,000/Nil	Cdn.$9.73	1,000,000	Nil
Mar. 30, 2004	Mar. 30, 2014	1,000,000	1,000,000/Nil	Cdn.$7.78	1,000,000	Nil
						Total: Cdn.$4,041,000
Options Held in Publicly Traded Affiliates of the Corporation:

Name of	Date	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Affiliate	Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	40,000	Nil/40,000	Cdn.$5.10	40,000	Cdn.$218,000
SouthGobi Energy Resources Ltd.	Aug. 27, 2008	Aug. 27, 2013	50,000	Nil/50,000	Cdn.$15.07	50,000	Nil
SouthGobi Energy Resources Ltd.	June 22, 2007	June 22, 2012	250,000	166,666/ 83,334	Cdn.$6.00	250,000	Cdn.$1,137,500
Ivanhoe Australia Limited(19)	Aug. 6, 2008	n/a	500,000	125,000/ 375,000	Nil	500,000	A$680,000
Value of Equity at Risk:

Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$638,916	Cdn.$4,041,000	Cdn.$4,679,916
2008	Cdn.$397,738	Cdn.$5,880,000	Cdn.$6,277,738

David S. Huberman
Vancouver, British
Columbia
Canada
Age: 74
Lead Director
Director Since: 2003(20)

Director Status:
Independent

Areas of Experience:
Board
Legal
Finance
Governance
Compensation
Mining Industry

Daid Huberman is the President of Coda Consulting Corp., a law and business consulting firm. He practiced business law from 1972 until 1996 as a senior partner of a Canadian business law firm, specializing in corporate, commercial, banking, securities, regulatory and mining law. From 1997 to 1999, he served as Executive Vice President and General Counsel of Lions Gate Entertainment Corp.
Mr. Huberman received his B.A. and LL.B. from the University of British Columbia and his LL.M. from Harvard Law School. He was called to the British Columbia bar in 1960 and was a full time member of the Faculty of Law at the University of British Columbia from 1960 to 1972, focusing on corporate, securities and administrative law.
Mr. Huberman was appointed to the Corporation’s Board of Directors as Lead Independent Director in September, 2003 and as Chairman of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee in November, 2003. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Mr. Huberman is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
President, Coda Consulting Corp. (1993 – present)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors - Lead Director Corporate Governance & Nominating Committee - Chairman Compensation & Benefits Committee - Chairman Non-Management Directors Executive Committee Total:	7 of 7 3 of 3 5 of 5 2 of 2 0 of 0 17 of 17	100% 100% 100% 100% N/A 100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)

2009	90,558	Cdn.$	661,979	20,000

2008	20,000	Cdn.$	220,800	(meets requirement)
Options Held:

							Value of
		Number	Vested/	Exercise		Total	Unexercised
Date Granted	Expiry Date	Granted	Unvested	Price(8)		Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	22,500	Nil/22,500(9)	Cdn.$	2.82	22,500	Cdn.$101,025
May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$	9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$	13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$	10.56	25,000	Nil
							Total: Cdn.$101,025
Options Held in Publicly Traded Affiliates of the Corporation:

Value of
Name of			Number	Vested/	Exercise	Total	Unexercised
Affiliate	Date Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)		Unexercised Options(8)		Total

2009	Cdn.$	661,979	Cdn.$	101,025	Cdn.$	763,004

2008	Cdn.$	220,800	Cdn.$	262,000	Cdn.$	482,800

David Korbin
West Vancouver, British
Columbia, Canada
Age:  67
Director Since: 2006(20)

Director Status:
Independent

Areas of Experience:
Board
Financial
Governance
Compensation
Financially Literate

David Korbin, a management and financial consultant, was appointed to the Corporation’s Board of Directors in May, 2006. From 2001 to May 2007 he was Director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, serving as Chair of the Board of Directors from 2004 and Chair of their audit committee from 2002 to 2003. From 1992 to 2000, he was a director of the Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre, serving as Chair of the Audit Committee from 1993 to 1994 and Chair of the Vancouver Hospital and Health Sciences Centre from 1995-1998.
Mr. Korbin qualified as a Chartered Accountant in 1966, and prior to 1987 served as managing partner of a number of smaller accounting firms. From 1987 to 1990 he was a managing partner of the Vancouver office of Deloitte Haskins and Sells and from 1990 to 1992 he was managing partner of Deloitte & Touche LLP. Mr. Korbin was also on the national board of both Deloitte Haskins and Sells and Deloitte & Touche during his tenure as managing partner.
Mr. Korbin is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Independent Financial Consultant

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee – Chairman Corporate Governance & Nominating Committee(21) Compensation & Benefits Committee Currency Advisory Committee Non-Management Directors Total:	7 of 7 4 of 4 3 of 3 5 of 5 2 of 2 2 of 2 23 of 23	100% 100% 100% 100% 100% 100% 100%	Seaspan Corporation (NYSE) (Audit Committee - Chair) Ivanhoe Australia Limited (ASX)(17) (Audit and Finance Committee)	2005 2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)

2009	20,000	Cdn.$146,200	20,000

2008	5,000	Cdn.$55,200	(meets requirement)
Options Held:

						Value of
Date		Number	Vested/	Exercise	Total	Unexercised
Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	22,500	Nil/22,500(9)	Cdn.$2.82	22,500	Cdn.$101,025
May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$10.56	25,000	Nil
						Total: Cdn.$101,025
Options Held in Publicly Traded Affiliates of the Corporation:

Name of	Date	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Affiliate	Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Ivanhoe Australia Limited(19)	Aug. 6, 2008	n/a	100,000	25,000/75,000	Nil	100,000	A$136,000
Value of Equity at Risk:

Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$146,200	Cdn.$101,025	Cdn.$247,225
2008	Cdn.$55,200	Cdn.$12,000	Cdn.$67,200

R. Edward Flood
London, England
United Kingdom
Age:  63
Director Since: 1995(20)

Director Status:
Non-Independent(3)

Areas of Experience:
CEO/Board
Finance
Geology
Exploration
Mining Industry
Financially Literate
Project Development
Public Capital Markets

Ed Flood is the Managing Director, Investment Banking, for Haywood Securities (UK) Ltd., a subsidiary of one of Canada’s leading independent investment dealers. He is also Chairman of Western Uranium Corporation, a mineral exploration company with a focus on uranium. He served as Deputy Chairman of the Corporation until February, 2007, assisting in developing the Corporation’s growth and its establishment as a significant presence in Asia’s mineral exploration and mining sectors. Mr. Flood was the Corporation’s founding President.
Prior to joining the Corporation, from 1993 to 1995, Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank and a member of Robertson Stephens’ investment team. From 1983 to 1993, he served as Manager, Project Evaluation for NERCO Minerals Company. He also held the position of senior mining analyst with Haywood Securities Inc. from 1999 to 2001.
Mr. Flood holds a Masters of Science (Geology) degree from the University of Montana and a BSc (Geology) degree from the University of Nevada. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director, Investment Banking, Haywood Securities (UK) Ltd. (March 2007 – present); Chairman of Western Uranium Corporation (March 2007 – present); Deputy Chairman of the Corporation (May 1999 — February 2007); Senior Mining Analyst, Haywood Securities Inc. (May 1999 – November 2001), President of the Corporation (1995 – 1999)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Non-Management Directors Total:	5 of 7 2 of 2 7 of 9	71% 100% 78%	Western Uranium Corporation (TSX-V) – Chairman Western Lithium Canada Corporation (TSX-V) Columbia Goldfields Limited (TSX; OTCBB) SouthGobi Energy Resources Ltd. (TSX-V)(17)	2007 2008 2007 2003
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)

2009	102,534	Cdn.$749,524

2008	82,534	Cdn.$911,175
Options Held:

						Value of
Date		Number	Vested/	Exercise	Total	Unexercised
Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	64,500	Nil/64,500(9)	Cdn.$2.82	64,500	Cdn.$289,605
May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$13.35	25,000	Nil
Mar. 27, 2006	Mar. 27, 2013	300,000	225,000/ 75,000 (15)	Cdn.$9.73	165,000(14)	Nil
						Total: Cdn.$289,605
Options Held in Publicly Traded Affiliates of the Corporation:

Name of	Date	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Affiliate	Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	20,000	Nil/20,000	Cdn.$5.10	20,000	Cdn.$109,000
SouthGobi Energy Resources Ltd.	May 21, 2008	May 21, 2013	25,000	Nil/25,000	Cdn.$13.80	25,000	Nil
SouthGobi Energy Resources Ltd.	June 22, 2007	June 22, 2012	50,000	33,334/ 16,666	Cdn.$6.00	33,334	Cdn$151,670
SouthGobi Energy Resources Ltd.	Apr. 17, 2007	Apr. 17, 2012	25,000	16,666/ 8,334	Cdn.$4.81	16,667	Cdn$95,669
Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Value of Equity at Risk:

Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$749,524	Cdn.$289,605	Cdn.$1,039,129
2008	Cdn.$911,175	Cdn.$216,150	Cdn.$1,127,325

Kjeld R. Thygesen
London, England
Age:  61
Director Since: 2001(20)

Director Status:
Independent

Areas of Experience:
Finance
Banking
Governance
Compensation
Mining Industry
Financially Literate
Public Capital Markets

Kjeld Thygesen is the Managing Director of Lion Resource Management. He has over 30 years experience as an analyst and fund manager in the resource sector. A graduate of the University of Natal in South Africa, he joined African Selection Trust, a subsidiary of Selection Trust Limited, in 1970, researching and managing a portfolio of South African mining companies.
In 1972, Mr. Thygesen joined James Capel & Co. in London, England and served as a member of their gold and mining research team. In 1979, he joined N.M. Rothschild & Sons Limited as manager of its Commodities and Natural Resources Department with overall responsibility for strategy and management of commodity trusts and precious metal funds. Mr. Thygesen became an executive director of N.M. Rothschild Asset Management Limited in 1984 and N.M. Rothschild International Asset Management Limited in 1987. Mr. Thygesen left the N.M. Rothschild Group in 1989 to co-found Lion Resource Management Limited, an FSA regulated and SEC registered specialist investment manager in the mining and natural resources sector. Mr. Thygesen is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director of Lion Resource Management (May 1989 – present)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors Total:	7 of 7 4 of 4 3 of 3 4 of 5 2 of 2 20 of 21	100% 100% 100% 80% 100% 95%	Superior Mining International Corporation (TSX-V)	2005
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)

2009	150,000	Cdn.$1,096,500	20,000

2008	150,000	Cdn.$1,656,000	(meets requirement)
Options Held:

							Value of
		Number	Vested/	Exercise		Total	Unexercised
Date Granted	Expiry Date	Granted	Unvested	Price(7)		Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	30,000	Nil/30,000(9)	Cdn.$	2.82	30,000	Cdn.$134,700
May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$	9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$	13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$	10.56	25,000	Nil
May 10, 2005	May 10, 2010	25,000	25,000/Nil	Cdn.$	9.37	25,000	Nil
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/Nil	Cdn.$	7.00	25,000	Cdn.$7,750
							Total: Cdn.$142,450
Options Held in Publicly Traded Affiliates of the Corporation:

Value of
Name of			Number	Vested/	Exercise	Total	Unexercised
Affiliate	Date Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total

2009	Cdn.$1,096,500	Cdn.$142,450	Cdn.$1,238,950

2008	Cdn.$1,656,000	Cdn.$161,000	Cdn.$1,817,000

The Hon. Robert W.
Hanson
London, England
United Kingdom
Age: 48
Director Since: 2001(20)
Director Status:
Independent
Areas of Experience:
Board
Finance
Governance
Compensation
Public Capital Markets

Robert Hanson is the Chairman of Hanson Westhouse Limited, Hanson Capital Investments Limited and the Hanson Transport Group Limited. He is also Managing Partner of Millennium Hanson Internet Partners. He was formerly an Associate Director of N.M. Rothschild & Sons from 1983 to 1990, serving in Hong Kong, Chile and Spain. From 1990 to 1997, he served on the board of directors of Hanson plc and was responsible for strategy and mergers and acquisition transactions.
Mr. Hanson was educated at Eton and received his MA in English Language & Literature from St Peter’s College, Oxford.
Mr. Hanson is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Chairman, Hanson Capital Investments Limited (February 1998 – present), Hanson Transport Group Limited (May 1990 – present), and Hanson Westhouse Limited (City of London merchant bank) (2006 – present)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors Total:	7 of 7 2 of 3 4 of 5 1 of 2 14 of 17	100% 66% 80% 50% 82%	SouthGobi Energy Resources Ltd. (TSX-V)(17) (Nominating and Corporate Governance Committee – Chair)	2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
2009	50,000	Cdn.$365,500	20,000 (meets requirement)
2008	100,000	Cdn.$1,104,000

Options Held:

Date Granted	Expiry Date	Number Granted	Vested/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
Nov. 13, 2008	Nov. 13, 2015	22,500	Nil/22,500(9)	Cdn.$2.82	22,500	Cdn.$101,025
May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$10.56	25,000	Nil
						Total: Cdn.$101,025
Options Held in Publicly Traded Affiliates of the Corporation:

Name of	Date	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Affiliate	Granted		Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	20,000	Nil/25,000	Cdn.$5.10	25,000	Cdn.$136,250
SouthGobi Energy Resources Ltd.	May 21, 2008	May 21, 2013	25,000	Nil/25,000	Cdn.$13.80	25,000	Nil
SouthGobi Energy Resources Ltd.	June 30, 2006	June 30, 2011	150,000	150,000/Nil	Cdn$2.30	150,000	Cdn.$1,237,500
Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Value of Equity at Risk:

Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$365,500	Cdn.$101,025	Cdn.$466,525
2008	Cdn.$1,104,000	Cdn.$12,000	Cdn.$1,116,000

Dr. Markus Faber
Hong Kong
Age: 63
Director Since: 2002(20)

Director Status:
Independent

Areas of Experience:
Finance
Commodities
Financially Literate
Emerging Markets
Public Capital Markets
International Currencies

Markus Faber is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. Dr. Faber also acts as a director and advisor to a number of private investment funds, publishes a widely read monthly investment newsletter entitled “The Gloom, Boom & Doom Report” and is the author of several books including “Tomorrow’s Gold - Asia’s Age of Discovery”. Dr. Faber is a regular contributor to several leading financial publications around the world, including Barron’s. Dr. Faber has over 35 years experience in the finance industry, including acting as manager of an investment bank in the U.S. in which he routinely performed financial analysis on a range of companies.
Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director, Marc Faber Ltd. (June 1990 – present)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Currency Advisory Committee Non-Management Directors Compensation & Benefits Committee (Since May 9, 2008) Total:	6 of 7 4 of 4 3 of 3 2 of 2 4 of 4 4 of 4 23 of 24	86% 100% 100% 100% 100% 100% 96%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(6)		Minimum Share Ownership Required(5)

2009	25,000	Cdn.$	182,750	20,000

2008	25,000	Cdn.$	276,000	(meets requirement)
Options Held:

							Value of
		Number	Vested/	Exercise		Total	Unexercised
Date Granted	Expiry Date	Granted	Unvested	Price(7)		Unexercised	Options(8)
Nov. 13, 2008	Nov. 13, 2015	30,000	Nil/30,000 (9)	Cdn.$	2.82	30,000	Cdn.$134,700
May 9, 2008	May 9, 2013	25,000	Nil/25,000 (13)	Cdn.$	9.64	25,000	Nil
May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$	13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$	10.56	25,000	Nil
May 10, 2005	May 10, 2010	25,000	25,000/Nil	Cdn.$	9.37	25,000	Nil
							Total: Cdn.$134,700
Options Held in Publicly Traded Affiliates of the Corporation:

Value of
Name of			Number	Vested/	Exercise	Total	Unexercised
Affiliate	Date Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)
SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a
Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total

2009	Cdn.$182,750	Cdn.$134,700	Cdn.$317,450

2008	Cdn.$276,000	Cdn.$53,750	Cdn.$329,750

Howard R. Balloch
Beijing, China
Age: 57
Director Since: 2005(20)
Director Status:
Independent
Areas of Experience:
Finance
CEO/Board
Governance
Compensation
International Politics
Public Capital Markets

Howard Balloch is President and founding member of the investment advisory firm, The Balloch Group. He is currently Vice Chairman of the Canada China Business Council. Mr. Balloch was Canada’s Ambassador to China from 1996 to 2001.
Mr. Balloch received his BA (Honours) in Political Science and Economics from McGill University in 1971 and his M.A. in International Relations from McGill University in 1972, and was enrolled in further post-graduate studies at the University of Toronto and at the Fondation Nationale de Sciences politiques in Paris from 1973 to 1976.
Mr. Balloch is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
President, The Balloch Group (July 2001 – present); Vice Chairman, Canada China Business Council (July 2001 – present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001)

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors Total:	5 of 7 3 of 3 4 of 5 1 of 2 13 of 17	71% 100% 80% 50% 76%

Methanex Corporation (TSX; NASDAQ)

Tiens Biotech Group (USA) Ltd.
(OTCBB) (Audit Committee (Chair))

Ivanhoe Energy Inc. (TSX;
NASDAQ)(17) (Audit Committee,
Compensation and Benefits
Committee (Chair), Nominating and
Corporate Governance Committee
(Chair))
2004 2003 2002

Common Shares Beneficially Owned, Controlled or Directed(1)(2):
Year	Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required(5)
2009	40,000	Cdn.$292,400	20,000 (meets requirement)
2008	40,000	Cdn.$441,600

Options Held:

	Expiry Date	Number	Vested/	Exercise	Total	Value of
Date Granted		Granted	Unvested	Price(7)	Unexercised	Unexercised Options(8)
Nov. 13, 2008	Nov. 13, 2015	30,000	Nil/30,000(9)	Cdn.$2.82	30,000	Cdn.$134,700

May 9, 2008	May 9, 2013	25,000	Nil/25,000(13)	Cdn.$9.64	25,000	Nil

May 11, 2007	May 11, 2012	25,000	25,000/Nil	Cdn.$13.35	25,000	Nil

May 12, 2006	May 12, 2011	25,000	25,000/Nil	Cdn.$10.56	25,000	Nil

Mar. 11, 2005	Mar. 11, 2010	25,000	25,000/Nil	Cdn.$10.51	25,000	Nil

						Total: Cdn.$134,700

Options Held in Publicly Traded Affiliates of the Corporation:
Value of
Name of	Date		Number	Vested/	Exercise	Total	Unexercised
Affiliate	Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)

SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Cdn.$292,400	Cdn.$134,700	Cdn.$427,100
2008	Cdn.$441,600	Cdn.$25,250	Cdn.$466,850

Bret K. Clayton
London, England, United
Kingdom
Age: 47
Director Since: 2007(20)
Director Status:
Non-Independent(4)
Areas of Experience:
CEO/Board
Mining Industry
Financially Literate
Project Development
Managing/Leading Growth

Bret Clayton is Chief Executive of Rio Tinto Copper & Diamonds based in London. Mr. Clayton provides management oversight to the Copper Group, which comprises Kennecott Utah Copper and Kennecott Minerals Company in the United States, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, as well as the Oyu Tolgoi copper project in Mongolia, the Resolution copper project in the United States and the La Granja copper project in Peru. In addition, Mr. Clayton has responsibility for diamond mining and marketing activities, including operations in Canada, Australia, Zimbabwe and marketing offices in Belgium.
During his career with Rio Tinto group, Mr. Clayton has held numerous senior management positions, including President and CEO of Rio Tinto Energy America, Head of Financial Planning and Reporting for Rio Tinto plc in London and General Manager Commercial and Chief Financial Officer for Hamersley Iron and Rio Tinto Iron Ore in Perth, Australia. Prior to joining Rio Tinto, Mr. Clayton worked for PricewaterhouseCoopers, mainly consulting to the mining industry.
Mr. Clayton holds a Bachelor of Arts Degree in Accounting from the University of Utah in Salt Lake City and is a graduate of the International Executive Management Program of INSEAD in Fontainebleau, France.

Principal Occupation, Business or Employment
Chief Executive, Rio Tinto Copper & Diamonds (July 2006-present); President and CEO of Rio Tinto America (October 2002 to July 2006); Executive Committee and Board of Directors of the International Copper Association (July 2006-present).

Board/Committee Membership:	2008 Attendance:		Other Public Company Board Membership:
			Company	Since
Board of Directors Non-Management Directors Total:	6 of 6(10) 1 of 2 7 of 8	100% 50% 88%	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):
Year	Common Shares	Total market Value of Common Shares(6)
2009	Nil	Nil
2008	Nil	Nil

Options Held:

	Expiry Date	Number	Vested/	Exercise	Total	Value of
Date Granted		Granted	Unvested	Price(7)	Unexercised	Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	n/a	n/a

Options Held in Publicly Traded Affiliates of the Corporation:
Value of
Name of	Date		Number	Vested/	Exercise	Total	Unexercised
Affiliate	Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)

SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Ivanhoe Australia Limited(19))	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total
2009	Nil	Nil	Nil
2008	Nil	Nil	Nil

Livia Mahler
Vancouver, British Columbia,
Canada
Age: 50
Director Since: March, 2009(20)
Director Status:
Independent
Areas of Experience:
Board
Finance
Public Company
Financially Literate
Public Capital Markets
Finance and International Business

Livia Mahler is a partner and co-founder of Greenstone Venture Partners, a Vancouver based venture capital fund targeting private early-stage technology companies in the area of information technologies. The $40M fund was formed in 2000 and attracted institutional investors from Canada, USA and Asia. Ms. Mahler’s role includes all aspects of fund management such as fundraising, identifying investment opportunities, performing due diligence and ongoing monitoring of portfolio companies.
A venture capitalist since 1994, she has invested broadly across the technology sector. Prior to Greenstone, Ms. Mahler spent 6 years as a Senior Investment Manager for the Business Development Bank of Canada and was a founding General Partner for the Western Technology Seed Investment Fund. Her previous experience also includes 7 years as a medical researcher at the University of British Columbia and a financial analyst position with the City of Vancouver. Her teaching assignments include lecturing for five years at the Financial Institutions for Private Enterprise Development program at Harvard University.
Ms. Mahler received a Bachelor of Science degree from the Hebrew University of Jerusalem in 1981 and an MBA from the University of British Columbia in 1991. Ms. Mahler is a member of the Canadian Venture Capital Association, Institutional Investors Committee. Ms. Mahler is a member of the Institute of Corporate Directors and sits on the Advisory Board of the Maurice Young Entrepreneurship and Venture Capital Research Centre at the University of British Columbia's Sauder School of Business.

Principal Occupation, Business or Employment(1)
Partner and co-founder, Greenstone Venture Partners (February 2000 - present)

Board/Committee Membership:	2008 Attendance:(16)		Other Public Company Board Membership:
			Company	Since
Board of Directors Total:	N/A N/A	N/A N/A	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1) (2):
Common Shares	Total Market Value of Common Shares(6)	Minimum Share Ownership Required (5)
Nil	Nil	20,000
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(7)	Unexercised	Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	n/a	n/a

Options Held in Publicly Traded Affiliates of the Corporation:
Value of
Name of	Date		Number	Vested/	Exercise	Total	Unexercised
Affiliate	Granted	Expiry Date	Granted	Unvested	Price(7)	Unexercised	Options(8)

SouthGobi Energy Resources Ltd.	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Ivanhoe Australia Limited(19)	n/a	n/a	Nil	n/a	n/a	n/a	n/a

Value of Equity at Risk:
Year	Common Shares(6)	Unexercised Options(8)	Total
2009	n/a	n/a	n/a
2008	n/a	n/a	n/a

NOTES:

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options.

(3)	Mr. Flood served as Deputy Chairman of the Corporation and a member of management until February 15, 2007 and is accordingly considered to be “non-independent”.

(4)	On May 11, 2007 Mr. Clayton was elected as the nominee Director for Rio Tinto pursuant to the provisions of the 2006 Rio Tinto Agreement (see “Voting Shares and Principal Holders”), and is considered to be “non-independent” by virtue of the significant investment of Rio Tinto in the Corporation.

(5)	All non-management Directors, with the exception of Mr. Bret Clayton, are required to beneficially own and hold Common Shares having a market value of at least three (3) times his or her annual cash retainer for as long as they are a Director of the Corporation. These Common Shares may be held either directly in the name of the Director or indirectly in the name of a company controlled by the Director. All current independent Director nominees have met this minimum shareholding requirement except for Ms. Mahler, who joined the board on March 10, 2009, and will be required to meet the requirement by March 10, 2012.

(6)	The “Total Market Value of Common Shares” is calculated by multiplying the closing price of the common shares of the Corporation on the Toronto Stock Exchange on March 27, 2009 (Cdn.$7.31) and March 27, 2008 (Cdn.$11.04), respectively, by the number of common shares held by the nominee as at the end of the prior year.

(7)	The “Exercise Price” is the Fair Market Value on the date of approval by the Board of Directors, pursuant to the Employees’ and Directors’ Equity Incentive Plan.

(8)	The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on March 27, 2009 and the Exercise Price of the options multiplied by the number of unexercised options on March 27, 2009.

(9)	The November 13, 2008 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on November 13, 2012.

(10)	The Board requested that Mr. Clayton not attend the meeting on September 23, 2008, because the board was discussing a potential transaction with entities associated with Rio Tinto Copper & Diamonds.

(11)	The remaining 100,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(12)	Each of Messrs. Friedland, Meredith and Macken voluntarily surrendered options in January, 2009. On January 19, 2009, Mr. Meredith surrendered 1,000,000 options granted November 7, 2007 with an exercise price of Cdn.$13.19, and 50,000 options granted November 4, 2004 with an exercise price of Cdn.$7.69. On January 26, 2009 Mr. Friedland surrendered 2,000,000 options granted March 27, 2006 with an exercise price of Cdn.$9.73. On January 27, 2009 Mr. Macken surrendered 1,000,000 options granted November 1, 2003 with an exercise price of Cdn.$12.70, and 1,000,000 options granted March 27, 2006 with an exercise price of Cdn.$9.93. The surrendered options have been returned to the Corporation’s Equity Incentive Plan and are available for new option grants.

(13)	The 25,000 unvested options will vest on May 9, 2009.

(14)	Remainder of 300,000 options granted March 27, 2006. 135,000 options were exercised April 12, 2007.

(15)	The remaining 75,000 unvested options will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(16)	Ms. Mahler was appointed to the board on March 10, 2009.

(17)	Each of Messrs. Meredith, Macken, Hansen and Flood currently serve on the board of directors of SouthGobi Energy Resources Ltd., each of Messrs. Friedland, Meredith and Balloch currently serve on the board of directors of Ivanhoe Energy Inc., each of Messrs. Friedland, Macken, Meredith and Korbin currently serve on the board of directors of Ivanhoe Australia Limited, and each of Messrs. Friedland, Meredith and Faber currently serve on the board of directors of Ivanhoe Nickel & Platinum Ltd., of which the Corporation owned 7.05% of the common equity as of December 31, 2008. In addition, Mr. Friedland is Executive Chairman, President and CEO of Ivanhoe Energy Inc.

(18)	The September 22, 2008 option grant vests 25% on the first anniversary of the grant, and 25% on each of the three anniversaries thereafter, and will be fully vested on September 22, 2012.

(19)	Each of Messrs. Friedland, Meredith, Macken and Korbin received “performance rights” in Ivanhoe Australia Limited, a subsidiary of the Corporation, concurrent with its initial public offering on the Australian Stock Exchange. Further details of such performance rights are provided in the table entitled “Outstanding share-based awards and option-based awards” under the heading “Summary Compensation Table for the Corporation (inclusive of the Public Subsidiaries)”.

(20)	As of December 31, 2008, the average tenure of each member of the board of directors (not including Ms. Mahler) is approximately six years.

(21)	Difference of 4,060,704 Common Shares from 2008 represents third party minority interest in Common Shares formerly held by Goldamere Holdings SRL, a company beneficially owned and controlled as to 91.91% by Mr. Friedland until February 11, 2009, at which date the company was dissolved and the Common Shares held by it distributed pro rata to its shareholders.
Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2008:

Board of Directors	7
Compensation and Benefits Committee	5
Audit Committee	4
Corporate Governance and Nominating Committee	3
Currency Advisory Committee	2
Non-Management Directors	2
Executive Committee	0
During 2008 there were two meetings of the Board and its committees held by teleconference. All of the meetings of the non-management directors were held by teleconference between regularly scheduled Board meetings. There were 21 resolutions passed in writing by the Board, five by the Compensation and Benefits Committee, four by the Corporate Governance and Nominating Committee, and one by the Executive Committee. No resolutions in writing were passed by the Audit or Currency Advisory Committees in 2008. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation with their remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2008 and fiscal 2007 were approximately Cdn$3,330,000 and Cdn$1,838,000, respectively. The aggregate fees billed by the auditors in fiscal 2008 and fiscal 2007 are detailed below.

(Canadian $ in 000’s)	2008	2007
Audit Fees (a)	$1,030	$935
Audit Related Fees (b)	$1,960	$439
Tax Fees (c)	$43	$411
All Other Fees (d)	$297	$53

Total	$3,330	$1,838

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2008 and 2007 consisted of:
•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries (SouthGobi Energy Resources Ltd. and Ivanhoe Australia Limited) annual statutory financial statements.
In addition, in 2008 and 2007, fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2008 and 2007 consisted of:
•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Corporation’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.
The 2008 audit-related services were substantially higher than those incurred in 2007 due to the incursion of $1,182,000 relating to services provided in respect of SouthGobi’s potential Asian stock exchange listing and $370,000 relating to services provided in respect of Ivanhoe Australia’s initial public offering.

(c)	Fees for tax services provided during fiscal 2008 and 2007 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	The Corporation incurred fees of Cdn.$297,000 for products and services provided by its principal accountant during fiscal 2008 and 2007 not disclosed in subsections (a), (b) or (c).

Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amended and Restated Equity Incentive Plan
Purpose
The Corporation is also seeking authorization from its shareholders at the Meeting to amend and restate the Corporation’s existing Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) adopt a “rolling” plan provision pursuant to which the Corporation would be authorized to allocate for issuance, and issue, up to a maximum of 6.5% of the common shares of the Corporation (“Common Shares”) issued and outstanding from time to time under the Incentive Plan; (ii) increase the maximum number of Common Shares which may be allocated for issuance under the Bonus Plan component of the existing Incentive Plan (the “Existing Plan”) from 3,500,000 Common Shares to 4,500,000 Common Shares; (iii) to amend the option term and vesting provisions for future options granted under the Amended Plan; (iv) to modify the “cashless exercise” option provisions to delete the requirement for Board approval; and (v) to make other technical amendments to the Existing Plan (the “Incentive Plan Amendment Resolution”). The Toronto Stock Exchange (“TSX”) has approved the proposed amendments to the Existing Plan (the “Amended Plan”), subject to approval by the shareholders at the Meeting.
The Incentive Plan Amendment Resolution is attached to this Circular as Schedule “B” and the Amended Plan is attached as Schedule “C” to this Circular.

Summary of Existing Plan
Overview
The Existing Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares of the Corporation; a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.
The eligible participants in the Existing Plan include directors of the Corporation or any affiliate, any full time and part time employees (including officers) of the Corporation or any affiliate thereof that the Board determines to be employees eligible for participation in the Existing Plan. Persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Existing Plan as the Board determines.
The Existing Plan is administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board.
Option Plan
Option Grants
The Option Plan authorizes the Board, on the recommendation of the Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Committee, at the time of the grant, subject to the defined parameters of the Option Plan.
Exercise Price
The exercise price of any option granted under the Existing Plan cannot be less than the weighted average price of the Common Shares on the Toronto Stock Exchange for the five days on which Common Shares were traded immediately preceding the date of grant.
Exercise Period and Vesting
Options are exercisable for five years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of five years from the date of grant, as to one-fifth of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

Blackout Expiration Term
Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, trading of the Corporation’s securities, including the exercise by directors, officers, employees and certain others of options to purchase Common Shares of the Corporation, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Incentive Plan, the expiration of the terms of Options held by Insiders and other plan participants is the later of the original expiry date and a date that is ten business days following the end of such blackout period.
Cashless Exercise
Cashless exercise rights may also be granted, at the discretion of the Board on the recommendation of the Committee, to an optionee in conjunction with, or at any time following the grant of, an option. Cashless exercise rights under the Existing Plan effectively allow an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one Common Share.
Financial Assistance
The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.
Termination or Death
If an optionee dies while employed by the Corporation, any option held by him will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then the options will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner).
Bonus Plan
The Bonus Plan permits the Board on the recommendation of the Committee to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 3,500,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.

Purchase Plan
Participation Criteria
Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board on the recommendation of the Committee) of continuous service and who elect to participate.
Contribution Limits
The Incentive Plan provides that the Board on the recommendation of the Committee may determine contribution limits for the Share Purchase Plan, subject to a maximum 10% contribution of plan participants’ base salaries. The Share Purchase Plan established by the Board provides that, until an eligible participant withdraws or the Board terminates or suspends the Share Purchase Plan, such eligible employee is entitled to contribute up to seven per cent (7%) of his or her annual basic salary to the Purchase Plan in semi-monthly installments. The Corporation (at the discretion of the Board) makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
Number of Shares
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the Toronto Stock Exchange during the quarter.
Termination of Employment
If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.
Transferability
Benefits, rights and options under the Existing Plan are non-transferable and during the lifetime of an Existing Plan participant, may only be exercised by such participant.
Amendment Procedure
The Board, based on the recommendation of the Compensation and Benefits Committee, has the authority and discretion to amend the Incentive Plan and awards granted thereunder without shareholder approval for all matters, including the matters set forth in Section 5.7 of the Incentive Plan, except for those matters requiring shareholder approval. Subject to regulatory approval, shareholder approval will only be required for: (i) an amendment to the aggregate number of Shares that may be reserved for issuance under the Incentive Plan; (ii) an amendment to the aggregate maximum number of Common Shares issuable under the Share Bonus Plan component of the Incentive Plan; (iii) an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued, to “Insiders” under the Incentive Plan; (iv) an amendment that would reduce the exercise price, or extend the expiry date, of an outstanding Option granted to an “Insider” under the Incentive Plan; and (v) an amendment to the amending provisions under the Incentive Plan.
Share Issuance Limits
The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Existing Plan is 37,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Existing Plan to any one person may not exceed five per cent (5%), and to Insiders under the Existing Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Existing Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Existing Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.
Securities Issued and Unissued under the Existing Plan
There are currently 378,089,424 Common Shares of the Corporation issued and outstanding. Since the date of inception of the Existing Plan on June 26, 1996, the 37,000,000 Common Shares authorized for issuance under the Existing Plan have been issued or reserved for issuance as follows:

		% of Issued
		and
		Outstanding
		Common
	Number of Common Shares	Shares

Common Shares previously issued upon exercise of options under Option Plan(1)	14,164,396	3.7%

Unissued Common Shares upon exercise of options through the cashless exercise(1)	2,039,729	0.5%

Common Shares reserved for future issuance pursuant to unexercised options under Option Plan	14,022,270	3.7%

Common Shares previously issued pursuant to Purchase Plan	707,035	0.2%

Common Shares previously issued pursuant to Bonus Plan	883,861	0.2%

Unissued Common Shares available for future awards under Bonus Plan	1,909,104	0.5%

Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan(2)	3,273,605	0.9%

Maximum number of Common Shares available for issuance	37,000,000	9.8%

(1)	Original options in respect of 16,204,125 Common Shares resulted in 14,164,396 Common Shares being actually issued as a result of cashless exercises, a reduction in Common Shares issued of 2,039,729.

(2)	Does not include unissued Common Shares available for future awards under the Bonus Plan which may be used for grants under the Option Plan and Share Purchase Plan.
There are no entitlements to Common Shares under the Existing Plan which are subject to ratification by shareholders. There are no equity incentive plans which have not been approved by shareholders. As of the date of this Circular, the weighted average exercise price of outstanding options under the Existing Plan is Cdn.$7.88.
Proposed Amendments
Rolling Plan and Maximum Number of Shares Under the Bonus Plan
The Existing Plan currently provides that the aggregate number of Common Shares that may be issued or reserved for issuance may not exceed 37,000,000 Common Shares. There is currently a balance of (i) 3,253,605 Common Shares available for future grants under the Option Plan and purchases under the Purchase Plan, and (ii) 1,909,104 Common Shares available for issuance under the Bonus Plan (which may be also used for allocations under the Option Plan and Share Purchase Plan).
The Corporation believes that incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of the Corporation’s shareholders. To provide the Corporation with the continued flexibility of granting incentive stock options under the Option Plan, the Corporation is seeking approval from the shareholders at the Meeting, as part of the Incentive Plan Amendment Resolution, to delete the fixed limit on the maximum number of Common Shares and replace it with a “rolling plan” provision. This provision, as set forth in section 5.1 of the Amended Plan attached as Schedule “C”, provides that the aggregate number of Common Shares which may be reserved for issuance under the Amended Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. This prescribed maximum may be subsequently increased to any other specified amount or percentage provided such increase is authorized by a vote of the shareholders of the Company.
As a “rolling plan”, the reloading of options would be permitted under the Amended Plan and options that are exercised, surrendered, terminated or expire without being exercised no longer represent Common Shares reserved for issuance under the Amended Plan and therefore would not decrease the number of Common Shares issuable under the Amended Plan. Based on 378,089,424 Common Shares currently outstanding and 14,022,270 Common Shares currently reserved for issuance for options granted but unexercised under the Existing Plan, there would be a total of 10,553,542 unissued Common Shares available for grant or award under the Amended Plan upon adoption of the proposed “rolling plan” provision (inclusive of the Option Plan, Bonus Plan and Share Purchase Plan). This would represent approximately 2.8% of the Corporation’s issued and outstanding common shares after giving effect to such grants or awards.
Pursuant to the rules of the TSX, all unallocated options, rights or other entitlements under “rolling plans” must be approved by the shareholders of the Corporation every three years.
The Existing Plan currently provides for the issuance of a maximum of 3,500,000 Common Shares (within the overall maximum number of Common Shares issuable under the Incentive Plan) in respect of bonus awards. Bonus awards are an integral part of the Corporation’s compensation policy to reward extraordinary efforts of the Corporation’s officers and employees. To date, 883,861 bonus shares have been issued under the Bonus Plan. To provide the Corporation with the flexibility of granting further incentive bonus shares, the Corporation is seeking approval, as part of the Incentive Plan Amendment Resolution, to increase the maximum number of Common Shares of the Corporation issuable under the Bonus Plan component of the Existing Plan to 4,500,000 Common Shares under the Amended Plan.
The proposed new share issuance limits appear as sections 3.2 and 5.1 of the Amended Plan attached as Schedule “C” to this Circular.
Amendment to Option Terms and Vesting of Options
The Corporation proposes amending the provisions of Section 2.5 of the Existing Plan to provide that option periods for future options granted under the Amended Plan will be seven years under the Amended Plan rather than five years under the Existing Plan, unless otherwise determined by the Board on the recommendation of the Committee. The Corporation also proposes under the Amended Plan unless otherwise determined by the Board on the recommendation of the Committee, up to 25% for future options granted to an optionee under the Amended Plan may be exercised during the option period at any time after the first year of the option period with a further 25% of such option grants becoming exercisable during each successive further year during the option period. These amendments are in keeping with current policy of the Compensation Committee in recommending option grants, although the option terms and vesting remain subject, in all cases, to the discretion of the Board when authorizing the grants.
Cashless Exercise Amendment
Under the Existing Plan, Optionees, at the discretion of the Board, may exercise an option on a “cashless basis” by relinquishing in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable by way of cashless exercise is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one Common Share. For administrative ease, the Corporation proposes amending the cashless exercise provisions to delete the requirement for Board approval for each such cashless exercise.
The proposed amendment to the cashless exercise provision appears on Section 2.6 of the Amended Plan attached as Section “C” to this Circular.
Other Amendments
Consequential or other technical amendments to the Existing Plan appear in sections 1.1, 2.5, and 5.7 of the Amended Plan which is attached as Schedule “C” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2007 and during the course of 2008, subsidiaries of the Corporation holding the Savage River iron ore project owed approximately US$5.1 million to Mr. Robert Friedland, Chairman of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance was contingent upon the Corporation receiving proceeds in excess of approximately US$111 million from the sale of the Savage River operations. In October 2008, the Corporation discharged this obligation to Mr. Friedland by payment of $4.3 million in final settlement of this obligation.
The Corporation is a party to cost sharing agreements with other companies, in some of which Mr. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2008, the Corporation’s share of these costs was U.S $12.6 million. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

Robert Friedland
Corporation Name	Ownership Interest

Ivanhoe Energy Inc.	17.6%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	36.1%
Jinshan Gold Mines Inc.	— (1)
SouthGobi Energy Resources Ltd.	— (1)
GoviEx Uranium Inc.	Nil
GoviEx Gold Inc.	Nil

(1)	As at December 31, 2008, Mr. Friedland owned 25.6% of the Common Shares of the Corporation, which owned 7.05% of the common equity of Ivanhoe Nickel & Platinum Ltd.; 80.19% of the common shares of SouthGobi Energy Resources Ltd. and 0.92% of the common shares of Jinshan Gold Mines Inc.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Committee, Philosophy and Goals
Our Compensation and Benefits Committee (the “Compensation Committee”) of the Board assists the Board in fulfilling its responsibilities relating to compensation issues and human resources. The members of the Compensation Committee are all independent directors. The Compensation Committee endeavours to ensure that the Corporation has an executive management compensation plan that is both competitive and motivational so that it will help attract, retain and inspire performance of the Corporation’s executive management of a quality and nature that will enhance the sustainable growth and success of the Corporation.
The guiding principles for the Corporation’s executive compensation philosophy, in approximately an equal level of importance, are as follows:
•	to align our executives’ interests with our shareholders;

•	to ensure a strong link between compensation levels and performance in relation to our key short- and long-term performance metrics;

•	to facilitate the attraction, motivation, and retention of high quality executive talent;

•	to provide fair, transparent, and defensible compensation; and

•	to encourage and reward high performance.
In applying these principles during this developmental period of the Corporation’s growth, the Compensation Committee maintains a degree of flexibility and subjectivity in making compensation recommendations, rather than applying structural objective compensation processes that are appropriate for a company whose major assets are in production.
Recent Modifications to Executive Compensation Programme
The Compensation Committee engages Mercer (Canada) Limited (“Mercer”) to assist the Corporation with compensation matters and, in 2007, Mercer assisted the Corporation in preparing a model for executive compensation for the Corporation and to provide support to the Compensation Committee in determining compensation for the Corporation’s senior officers. This model was approved by the Compensation Committee in October, 2007 and was formally adopted by the Board of Directors of the Corporation in March, 2008. We believe that this model, while formalizing a number of our existing practices, has brought a greater level of structure and integrity to our compensation recommendations.
The Compensation Committee uses market information to determine appropriate salary ranges, target bonus award opportunities, and the target long-term equity incentive award values for each of its five top senior executives’ positions. Each salary grade is expressed as a range with a minimum, midpoint, and maximum.
For compensation recommendations for 2008, the Compensation Committee set the midpoint for salaries, target bonus award levels, and target annual long-term incentive award values for our executive officer positions at roughly the midpoint for executives in equivalent positions in our peer comparator group, while retaining the ability to deliver compensation at a higher percentile of the market when performance warrants, through the annual and long-term incentive programs. In setting compensation levels, the Compensation Committee takes into account both an executive’s past performance and future expectations for performance.
In September, 2008 the Compensation Committee recognized that in order to meet the objectives of the Corporation’s executive compensation philosophy, and in particular to facilitate the attraction, motivation and retention of high quality executive talent, the Corporation should move to target pay positioning, commencing January 1, 2009, for base salary of the President & CEO, Deputy Chairman and Chief Financial Officer at the 75th% percentile rather than at the market midpoint level.
How We Make Compensation Recommendations
The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Corporation which includes reviewing, for recommendation to the Board, the compensation of senior executive officers and employees, including annual salary and incentive policies and programs. The Compensation Committee bases its recommendations to the Board on its compensation philosophy and on the performance of the individual and the Corporation. The Compensation Committee seeks compensation advice from its compensation consultants to provide support to the Compensation Committee in determining compensation for the Corporation’s officers during the course of the year.
The Compensation Committee periodically review the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval. It reviews corporate goals and objectives with respect to the Chief Executive Officer’s compensation and leads the Chief Executive Officer review process.
In the fall of each year, the Compensation Committee reviews the total compensation of the President & CEO and the executive officers reporting to the President & CEO, including salaries, target bonus award opportunities, target annual long-term incentive award values, other compensation elements, and other practices related to compensation (e.g., share ownership guidelines). The Compensation Committee then sets each executive’s compensation target for the following year. Typically, this involves establishing their salary, annual bonus opportunities and granting long-term equity incentive awards. Regular salary adjustments become effective on January 1 of the following year. The Compensation Committee’s recommendations are reviewed and, when deemed appropriate, ratified by the Board.
For 2008 compensation, Mercer conducted a review of market executive compensation levels. At the outset of the review, updated background information on the Corporation, the executives’ roles and responsibilities, and current compensation philosophy and programs was provided to Mercer by representatives of the Compensation Committee and management. The peer comparator group of companies was reviewed, to confirm whether or not the companies included were still relevant to the Corporation. Mercer then compiled and analyzed market compensation information about the peer comparator companies.
The Compensation Committee works with the President & CEO to evaluate the performance and set the compensation for his position and for other senior executives of the Corporation. The President & CEO presents compensation recommendations for each of the executive officers, including proposed salary adjustments, target bonus awards and long-term incentive award values. The Compensation Committee determines the appropriateness of the recommendations based on the market data and recommended framework provided by Mercer and its own evaluation of the individuals’ past and expected future performance.
Ultimately, recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. The Compensation Committee also considers a variety of qualitative factors, including the business environment in which the Corporation operates. Thus, the compensation of our executives is not determined by any specific formula.
Executive compensation (including the salary ranges, target bonuses, and long-term incentive grants) are reviewed on an annual basis and adjusted in accordance with changes in the market to ensure that our compensation remains competitive and aligns with the Corporation’s compensation philosophy and market conditions.
The compensation of the Corporation’s senior executives is comprised of three principal components - base salary, annual performance bonuses (in cash or fully paid Common Shares, or a combination thereof) and long term equity incentives. The Corporation does not maintain a pension plan or other long term compensation plan for its senior executives. Eligible employees, including officers, designated by the Board on the recommendation of the Compensation Committee may participate in the Corporation’s Share Purchase Plan under the Corporation’s Employees’ and Directors’ Incentive Plan.
The following summarizes the primary purpose of each rewards element and its emphasis within the total rewards package:
•	Base salary — paid in cash and is the fixed amount of compensation for performing day-to-day responsibilities.

•	Annual Performance Bonus — Annual bonus awards, (paid in cash or Common Shares, or a combination thereof) earned for achieving short-term goals and other strategic objectives measured over the current year. Bonuses are structured to provide competitively based incentives to our executives to drive corporate, business unit, and the individual’s performance.

•	Long-Term Incentive Awards — Granted to retain executives, build executive ownership, and align compensation with achievement of the Corporation’s long-term goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.
In making compensation recommendations in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executives from the Corporation as well as internal comparisons amongst the Corporation’s executives.
In September 2008, the President & CEO recommended bonus payments for each of the Corporation’s senior executive officers for the 2008 fiscal year, as well as salary, target bonus and long term incentive compensation for each of such officers for 2009. The Compensation Committee had Mercer model the proposed levels versus the market. Based on the modeling provided by Mercer, it was determined that the proposed levels were in line with market and our compensation philosophy.

Salary Compensation
Under the Corporation’s compensation plan, salary ranges for executive positions for 2008 were based on the market review of compensation levels within the comparator group and a median target pay positioning within their group. Guidelines for the administration of salaries within the salary ranges are as follows:
•	New hires would typically be paid a salary between the minimum of the salary range and 90% of the target salary rate.

•	Employees that consistently meet all job expectations should be paid a salary within 90% and 110% of the target salary rate; and

•	Employees that consistently demonstrate superior performance should be paid above 110% of the target salary rate.
Under the Corporation’s new compensation plan, salaries are reviewed on an annual basis in conjunction with the annual performance review, and salary adjustments for the following year are considered based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market.
In the third quarter of 2007, the Compensation Committee recommended, and the Board of Directors approved, certain market-related increases to the salaries of executive officers as part of its annual review process, in recognition of the competitive environment for experienced mining executives and in connection with the entering into of certain new employment contracts. These included salary increases commencing January 2008 for John Macken, CEO and President (to US$635,000), Peter Meredith, Deputy Chairman (to US$500,000) and Tony Giardini, CFO (to US$281,426 (Cdn.$300,000)).
The Corporation’s Executive Chairman, Robert Friedland, received no salary, bonus or long-term incentive option grant in 2008.
In the third quarter of 2008, the Compensation Committee recommended, and the Board of Directors approved, salary increases for the year commencing January 1, 2009, which reflect the decision to target base pay for the Corporation’s President & CEO, Deputy Chairman and CFO at the 75th percentile of our peer comparator group, the salary of Mr. Macken was increased to US$714,000, Mr. Meredith to US$562,0001 and Mr. Giardini to US$306,222.44 (Cdn.$375,000)2. Mr. Kirwin’s base salary for 2009 was set at US$330,000, Mr. Garcia’s base salary for 2009 was set at US$450,000 and Mr Woodall’s salary for 2009 was set at US$350,000.
Bonus Compensation
Executive officers are eligible for annual bonus compensation. Annual bonus awards are earned for achieving short-term goals and other strategic objectives measured over the fiscal year. Among the factors considered are the individual’s performance and

[1]	Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. During 2008, the portion of Mr. Meredith’s salary paid by the Corporation was US$211,071.

[2]	Mr. Giardini’s salary is payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary was obtained by multiplying his Canadian dollar salary by Cdn.$1.2246/US$1, the Bank of Canada noon exchange rate on December 31, 2008.

contributions, improvements in job proficiency and compensation changes in the market, corporate performance, and business unit performance (for certain executives with business unit responsibilities).
Bonuses are structured to provide competitively based incentives to our executives to drive corporate, business unit, and the individual’s performance. Corporate performance is assessed relative to overall corporate objectives such as achievement of milestones in connection with the Corporation’s Oyu Tolgoi project, expansion, through discovery or acquisition, or both, of additional mineral resources and reserves and performance and value of the Corporation’s subsidiaries. Business unit performance is assessed on objectives that relate to the primary functions of the business unit and the key activities that support the broader corporate goals. Individual performance is assessed based on how well the individual has carried out his responsibilities and contributed to the operations and success of his business unit and to the achievement of the Corporation’s goals for that year.
Under the annual bonus plan, target awards (as a percentage of base salary) are, based on relevant market data for the peer comparator group and target pay positioning at the market median for total cash compensation (base salary plus annual incentive compensation). Financial and strategic goals are established prior to the beginning of the plan year at the corporate, business unit and individual levels. At or near the end of the year, performance is assessed as follows: target awards will be paid when performance meets expectations, and such awards will be adjusted upwards or downwards where performance exceeds or is less than expectations, respectively. For 2008, target bonus opportunities for the senior executives of the Corporation ranged from 30–75% of salary. For 2008 these target levels were at the market median for similar positions.
The proportion of the annual incentive award for the Corporation’s NEOs receiving bonuses in 2008 was allocated among the various components as shown in the table below:

		Proportion of Annual Incentive Award
		Company	Business Unit	Individual
	Position	Performance	Performance	Performance
John Macken	President & CEO	80%	—	20%
Peter Meredith	Deputy Chairman	80%	—	20%
Tony Giardini	Chief Financial Officer	50%	20%	30%
Robert Friedland	Executive Chairman	n/a	n/a	n/a
Douglas Kirwin	Executive VP — Exploration	30%	40%	30%
Steve Garcia	Executive VP	30%	40%	30%
David Woodall	President, Gold Division	30%	40%	30%
For 2008, the senior executive officers of the Corporation were awarded bonuses as follows: each of Messrs. Macken and Meredith received a cash bonus of US$550,000, Mr. Giardini received a cash bonus of US$187,617 (Cdn$200,000), and Mr. Kirwin received a cash bonus of US$100,000. Each of Mr. Woodall and Mr. Garcia received bonuses of US$200,000. Bonus decisions were made subjectively for the 2008 year in September 2008 rather than being contingent upon achievement of specific objectively measured performance metrics or other goals.

Mr. Macken was awarded his bonus in recognition of his leadership skills and personal performance, as well as the significant contributions he made to the Corporation in 2008, particularly his services in leading the team responsible for advancing the design, planning and development for the Oyu Tolgoi project facilities.
Mr. Meredith was awarded his bonus in recognition of his personal performance and the significant contributions he made to the Corporation in 2008, particularly his role as one of the principal negotiators and team leaders of the Corporation’s working group seeking an Investment Agreement with the Government of Mongolia, as well as his business development efforts in respect of the Corporation itself and its significant subsidiaries.
Mr. Giardini was awarded his bonus in recognition of his personal performance and his leadership and supervision of the Corporation’s entire financial team, as well as for providing vital support and advice as an integral member of our senior management team.
Mr. Kirwin was awarded his bonus in recognition of his personal performance and his leadership and supervision of the Corporation’s exploration operations.
Mr. Woodall was awarded his bonus in recognition of his personal performance and his leadership of the Corporation’s Kazakhstan project.
Mr. Garcia was awarded his bonus in recognition of his personal performance and his contributions in respect of the planning and development of the Oyu Tolgoi facilities.
Long-Term Incentives — Stock Option Awards
An equity incentive component in the form of options is a key part of the executive’s overall compensation package, reflecting our belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of our executive officers with those of our shareholders. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.
The Compensation Committee considers target long-term incentive awards on an annual basis as a percentage of base salary that would be offered to executives. Target long-term incentive awards (as a percentage of base salary) under the plan are based on relevant market data for the peer comparator group and target pay positioning at the appropriate market level for total direct compensation (base salary plus annual and long-term incentive compensation). For 2008, target long-term opportunities for the senior executive officers of the Corporation ranged from 50–200% of salary. For 2008 these target levels were at the market midpoint for similar positions. The dollar value of the long-term incentive award is converted to the appropriate number of stock options at the time of the award, using a valuation methodology and the details of the grant.
The Compensation Committee also considers the current total potential dilution under the plan (i.e., the number of stock options issued and unexercised, full-value share grants outstanding, and the number of shares reserved for the future issuance of equity, expressed as a percentage of common shares outstanding) and market competitive run rate (i.e., stock options and full-value shares/units granted, expressed as a percentage of common shares outstanding) of the Corporation and the peer comparator companies.

The actual award to the executive will be adjusted upwards or downwards, depending on the Compensation Committee’s evaluation of each executive officer’s ability to influence long-term success of the Corporation, and to provide an incentive to encourage outstanding individual performance and contributions. The Compensation Committee also considers each executive’s stock option position, and may, in certain circumstances, grant options with performance-based vesting criteria.
Under the Corporation’s new compensation plan, it is intended that new stock option grants will normally have terms of seven years and will be made to executive officers on an annual basis. Vesting of the stock options will generally be based on time, with 25% instalments vesting only on each anniversary of the original date of grant. The Compensation Committee may, in appropriate circumstances, include performance contingent or performance accelerated vesting.
As long term incentives to further encourage their retention and their incentive to continue to provide a high level of performance for the Corporation, in September, 2008 each of Messrs. Macken, Meredith, Giardini, Kirwin, Garcia and Woodall were granted the following number of options to purchase common shares of the Corporation: Messrs. Macken and Meredith-250,000 options each; and Messrs. Giardini, Kirwin, Garcia and Woodall-150,000 options each. Each of such options is exercisable at a price of Cdn.$8.35, has a term of five years and will vest as to 25% on the first anniversary of the date on which they were granted, with an additional 25% vesting on each successive anniversary thereof until fully vested.
In November 2008, the Compensation Committee determined that the relatively sudden and significant rapid decline in the trading price of the Corporation’s Common Shares then currently being experienced as part of the overall downturn in the equity markets had a strong negative effect on incentivizing and retaining key personnel and that there was a real risk that some of the Corporation’s officers and employees could seek to explore other possibly more lucrative employment opportunities. To address this generally, and without repricing any of the options already outstanding, the Compensation Committee proposed that all current officers, employees and non-management directors of the Corporation who held incentive stock options having an exercise price greater than Cdn.$8.35 would be entitled to receive a supplemental grant of options exercisable at the then current market price, with each such participant receiving a number of new options equal to 30% of their outstanding options with exercise prices greater than Cdn.$8.35. Each of these new options has a seven year term and will vest as to 25% on the first anniversary of the date of grant and in further 25% increments on every anniversary thereafter until fully vested. On November 13, 2008, the Board approved a total of 2,573,070 of such option grants to the officers, employees and non-management directors of the Corporation at an exercise price of Cdn.$2.82. Executives of the Corporation participated in this further grant of options as follows: Mr. Macken— 900,000 options; Mr. Meredith- 420,000 options; Mr. Giardini-120,000 options; Mr. Garcia-150,000 options; Mr. Kirwin-30,000 options; Mr. Woodall-22,500 options. The Corporation’s Executive Chairman did not receive any option grants from the Corporation in 2008.
Peer Comparator Group
A specific comparator group of publicly-traded companies has been developed annually based on research conducted by Mercer and input from the Compensation Committee and management representatives. The selection criteria for the companies included:

•	Mining companies with significant project development activities underway;

•	Mining companies with project development and/or operations in complex, international locations; and

•	Mining companies with a comparable market capitalization.
The list of comparator organizations used for 2008 (and their approximate respective market capitalizations at December 31, 2007, in some cases updated to June 30, 2008 where available at the time of the report prepared by Mercer in 2007) for purposes of establishing the comparator companies was comprised of the following companies:

	Approximate Market Capitalization
	$
	(in millions)
Comparator Company	US$	Cdn$*
Cameco Corp.	14,796.3	15,087.8
Kinross Gold Corp.	14,536.6	14,823.0
Agnico Eagle Mines Ltd.	10,780.2	10,992.6
Yamana Gold	10,424.7	10,630.1
First Quantum Minerals	4,754.8	4,848.5
Randgold Resources Ltd.	3,452.0	3,520.0
Silver Wheaton Corp.	3,291.5	3,356.3
Katanga Mining Ltd.	2,635.9	2,687.8
Lundin Mining Corp.	2,381.5	2,428.4
Peter Hambro Mining	1,919.9	1,957.7
Eastern Platinum Ltd.	1,867.5	1,904.3
Centerra Gold	1,011.9	1,031.8
The Compensation Committee compares our executives to the incumbents in the comparator group that appear to be performing similar job functions. Where market data for the “functional” roles was not available, data was provided on a “ranking” basis (for the ranking match, the top five executives in the comparator organizations are ranked in order of their total cash compensation from highest to lowest). Our executives are matched to the comparator group executives on the same basis.
Other Elements of Executive Compensation
The Corporation does not provide a pension plan for its executive officers.
Executive officers, once eligible, are entitled to participate in the Corporation’s share purchase plan, pursuant to which the Corporation will contribute a sum equal to 50% of such officers’ contributions up to a maximum of 7% of base salary. Each of Messrs. Macken, Giardini, Meredith, Garcia and Kirwin participate in the share purchase plan. See “Summary Compensation Table for the Corporation” below.

*	An exchange rate of 1.0197 was used by Mercer for converting $US to $Cdn. for purposes of the study.

In addition the Corporation provides a life insurance benefit to each of Messrs. Macken, Meredith, Giardini, Woodall and Kirwin. See “Summary Compensation Table for the Corporation” below.
In 2008, each of Messrs. Meredith and Giardini received a vacation liability payout. See “Summary Compensation Table for the Corporation” below.
As part of Mr. Garcia’s contractual arrangements, he receives a housing benefit which in 2008 was valued at US$98,276 and car lease payments which in 2008 was valued at US$27,099. As part of Mr. Kirwin’s contractual arrangements, he receives a housing allowance, which in 2008 was valued at US$36,000, and certain reimbursement of local taxes, which in 2008 was valued at US$6,829. See “Summary Compensation Table for the Corporation” below.
Compensation in relation to Public Company Subsidiaries
National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires inclusion of compensation details in respect of income earned from, or in respect of subsidiaries of the Corporation. See “Summary Compensation Table for the Corporation (Inclusive of Public Subsidiaries)” below.
SouthGobi Energy Resources Ltd.
The Corporation owns, directly and indirectly, 106,804,155 common shares of SouthGobi Energy Resources Ltd. (“SouthGobi”) as at December 31, 2008, representing 80.2% of the issued and outstanding common shares of SouthGobi as at such date. In March 2006, SouthGobi acquired the Corporation’s coal division. The common shares of SouthGobi are listed on the TSX Venture Exchange. While SouthGobi is managed by its own public company board of directors and has its own compensation policies, certain of the officers and directors of the Corporation also serve as officers and/or directors of SouthGobi and accordingly compensation received from SouthGobi is included in this Circular.
Mr. Macken, CEO and President, and a director of the Corporation is Chairman of SouthGobi. Mr. Macken does not receive a salary from SouthGobi.
Mr. Meredith, Deputy Chairman of the Corporation is Chief Executive Officer of SouthGobi. Mr. Meredith received salary from SouthGobi during 2008 of US$153,032. In respect of his responsibilities at SouthGobi, Mr. Meredith also received bonus compensation from SouthGobi of US$98,357 in recognition of his efforts towards raising capital for SouthGobi and coal mine operations moving into production.
In July 2008, options to purchase common shares of SouthGobi were granted with a five year term and an exercise price of Cdn.$18.86 to Mr. Meredith (100,000 options), Mr. Giardini (20,000 options) and to Mr. Friedland (250,000 options). In August 2008, options to purchase SouthGobi common shares with a five year term and an exercise price of Cdn$15.07 were granted to Mr. Macken (50,000 options) and to Mr. Meredith (100,000 options). In November 2008, options to purchase SouthGobi common shares were granted with a five year term and an exercise price of Cdn.$5.10 to Mr. Macken (40,000 options), Mr. Meredith (75,000 options), Mr. Giardini (20,000 options) and to Mr. Friedland (125,000 options .

The grants of options by SouthGobi were made as long term incentives to further encourage retention and/or as an incentive to provide a high level of performance for the benefit of SouthGobi and, in the case of the November 2008 grant of options, in recognition of the impact on the incentive options of the dramatic decline in overall equity markets.
Ivanhoe Australia Limited
The Corporation owns 259,000,000 of the issued and outstanding common shares of Ivanhoe Australia Limited (“Ivanhoe Australia”) as at December 31, 2008, representing 82.9% of the issued and outstanding common shares of Ivanhoe Australia as at such date. In August 2008, the Corporation announced the successful completion of Ivanhoe Australia’s A$125 million initial public offering. Ivanhoe Australia sold 62.5 million shares at a price of A$2 per share and began trading on the Australian Stock Exchange. The offering raised capital for the ongoing exploration and development of Ivanhoe Australia’s Cloncurry Project.
While Ivanhoe Australia is managed by its own public company board of directors and has its own compensation policies, certain of the officers and directors of the Corporation also serve as officers and/or directors of Ivanhoe Australia and, accordingly, compensation received from Ivanhoe Australia is included in this Circular.
In recognition of their respective roles in successful public launch of Ivanhoe Australia and as incentive compensation for the future success of that enterprise, certain directors and employees of Ivanhoe Australia and of certain related companies received inaugural performance rights issued by Ivanhoe Australia (“Performance Rights”) in connection with its public offering. On August 6, 2008 Mr. Macken was granted 500,000 performance rights, Mr. Giardini was granted 50,000 Performance Rights, Mr. Friedland was granted 4,000,000 Performance Rights, Mr. Meredith was granted 500,000 Performance Rights, Mr. Kirwin was granted 1,500,000 Performance Rights and Mr. Woodall was granted 150,000 Performance Rights. Each right entitles the holder to be issued one Ivanhoe Australia common share for each Performance Right held for no payment. The Performance Rights issued vest in four separate tranches (subject to continuing appointment as a non-executive director or as an employee); 25% on September 1, 2008 (but not exercisable to September 1, 2009 because of applicable hold period), 25% on September 1, 2009; 25% on September 1, 2010, and 25% on September 1, 2011. The Performance Rights, and any common shares issued following exercise, are restricted securities and are subject to escrow conditions under which the holder cannot dispose of or otherwise deal with any of the Performance Rights or shares until August 6, 2010.
Other Corporate Policies
While it has not been a formal requirement of the Corporation, the Corporation’s senior executives are encouraged to hold a share ownership position in the Corporation. Consistent with market practices and to ensure alignment of the interests of the Corporation’s senior executives with shareholders, current guidelines provide that executive officers are encouraged to hold a multiple of their current base salary in Common Shares of the Corporation. In light of market prices and as part of its ongoing review of corporate governance practices, this policy is currently under review.

Summary Compensation Tables
Summary Compensation Table for the Corporation*
This table presents compensation information paid or granted in 2008 to the senior executive officers of Ivanhoe Mines Ltd. by the Corporation. Mr. Robert Friedland, Executive Chairman of the Corporation, did not receive any salary, bonus or incentive stock options from the Corporation in 2008.

						Non-equity incentive
						plan compensation
				Share-	Option-	Annual	Long-term
Name and				based	based	incentive	incentive	Pension	All Other		Total
Principal		Salary		awards	awards(9)	plans	plans(8)	Value	Compensation		Compensation
Position	Year	(US$)		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)		(US$)
John Macken (CEO & President)	2008	$635,000		Nil	$1,784,000	$550,000	Nil	Nil	$30,425	(1)	$2,999,425 (7)
Tony Giardini (CFO)	2008	$281,426		Nil	$625,200	$187,617	Nil	Nil	$47,568	(2)	$1,141,811
Peter Meredith (Deputy Chairman)	2008	$211,071	(10)	Nil	$1,275,200	$550,000	Nil	Nil	$93,466	(3)	$2,129,737 (7)
Robert Friedland (Executive Chairman)	2008	Nil		Nil	Nil	Nil	Nil	Nil	Nil		Nil
Steve Garcia (Executive VP)	2008	$400,000		Nil	$657,000	$200,000	Nil	Nil	$139,373	(4)	$1,396,373
David Woodall (President, Gold Division)	2008	$300,000		Nil	$521,850	$200,000	Nil	Nil	$15,056	(5)	$1,036,906
Doug Kirwin (Executive VP — Exploration)	2008	$295,000		Nil	$529,800	$100,000	Nil	Nil	$55,966	(6)	$980,766

*	This table presents compensation information for the CEO, CFO and each of the other five highest paid “executive officers” (as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) of Ivanhoe Mines Ltd. It does not include compensation from, or in respect of, either of the Corporation’s public company subsidiaries SouthGobi Energy Resources Ltd. and Ivanhoe Australia Limited both of which have their own compensation policies. For summary compensation table regarding NEOs (as hereafter defined) calculated in accordance with NI 51-102, which requires inclusion of compensation received from all subsidiaries of the Corporation, please see the following chart entitled “Compensation Table for the Corporation (inclusive of the Public Subsidiaries)”.

(1)	Included life insurance premiums of US$8,200 and share purchase plan amounts of US$22,225.

(2)	Included life insurance premiums of US$1,993, share purchase plan amounts of US$10,397 and vacation liability payout of US$35,178.

(3)	Included life insurance premiums of US$8,189, share purchase plan amounts of US$16,646 and vacation liability payout of US$68,631.

(4)	Included a housing allowance of US$98,276, car lease payments of US$27,099 and share purchase plan amounts of US$13,998.

(5)	Included life insurance premiums of US$15,056.

(6)	Included a housing allowance of US$36,000, share purchase plan amounts of US$10,325, life insurance premiums of US$2,812 and payment of taxes of US$6,829.

(7)	Mr. Macken and Mr. Meredith are also directors of the Corporation. Pursuant to the Corporation’s policies regarding non-independent directors, neither Mr. Macken nor Mr. Meredith received compensation from the Corporation for acting as a director, and no portion of the Total Compensation disclosed above was received by Mr. Macken or Mr. Meredith as compensation for acting as a director.

(8)	The Corporation does not presently have a pension incentive plan for any of its executive officers, including its Named Executive Officers (as hereinafter defined).

(9)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The practice of the Corporation is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the rate quoted by the Bank of Canada as its noon spot rate (“BOC Rate”) on the date the grant is made for each grant in Canadian currency. The conversion rates for the purpose of the grants to the NEOs in the Summary Compensation Chart are provided for each grant in the table at footnote (9) of the following table.

(10)	Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. For 2008, Mr. Meredith’s salary was US$500,000 of which US$211,071 was paid by the Corporation.
Summary Compensation Table for the Corporation (inclusive of the Public Subsidiaries)(*)
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2008 in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three highest paid executive officers in accordance with NI 51-102 in the year ended December 31, 2008 (collectively the “Named Executive Officers” or “NEOs”). This chart also includes executive compensation disclosure for the next two highest paid “executive officers”: Mr. Garcia (Executive Vice-President) and Mr. David Woodall (President, Gold Division).

							Non-equity incentive
							plan compensation
				Share-			Annual	Long-term
Name and				based	Option-based		incentive	incentive	Pension	All Other	Total
Principal		Income	Salary	awards	awards(9)		plans	plans(8)	Value	Compensation	Compensation
Position	Year	Source	(US$)	(US$)	(US$)		(US$)	(US$)	(US$)	(US$)	(US$)
John Macken (CEO & President)	2008	Ivanhoe Mines Ltd.	$635,000	Nil	$1,784,000		$550,000	Nil	Nil	$30,425 (1)	$2,999,425 (7)
		SouthGobi Energy
		Resources Ltd.	Nil	Nil	$488,782		Nil	Nil	Nil	Nil	$488,782
		Ivanhoe Australia
		Limited	Nil	Nil	$929,400	(10)	Nil	Nil	Nil	Nil	$929,400
			Total:	Total:	Total:		Total:	Total:	Total:	Total:	Total:
			$635,000	$Nil	$3,202,182	(10)	$550,000	Nil	Nil	$30,425 (1)	$4,417,607 (7)

Tony Giardini (CFO)	2008	Ivanhoe Mines Ltd.	$281,426	Nil	$625,200		$187,617	Nil	Nil	$47,568 (2)	$1,141,811
		SouthGobi Energy
		Resources Ltd.	Nil	Nil	$234,356		Nil	Nil	Nil	Nil	$234,356
		Ivanhoe Australia
		Limited	Nil	Nil	$92,940	(10)	Nil	Nil	Nil	Nil	$92,940
			Total:	Total:	Total:		Total:	Total:	Total:	Total:	Total:
			$281,426	Nil	$952,496	(10)	$187,617	$Nil	Nil	$47,568 (2)	$1,469,107

Non-equity incentive
plan compensation
Share-	Annual	Long-term
Name and	based	Option-based	incentive	incentive	Pension	All Other	Total
Principal	Income	Salary	awards	awards(9)	plans	plans(8)	Value	Compensation	Compensation
Position	Year	Source	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Peter Meredith (Deputy Chairman)	2008	Ivanhoe Mines Ltd.	$211,071	(11)	Nil	$1,275,200	$550,000	Nil	Nil	$93,466	(3)	$2,129,737	(7)
SouthGobi Energy
Resources Ltd.	$153,032	Nil	$963,092	$98,357	Nil	Nil	$642	$1,215,123
Ivanhoe Australia
Limited	Nil	Nil	$929,400	Nil	Nil	Nil	Nil	$929,400
Total:	Total:	Total:	Total:	Total:	Total:	Total:	Total:
$364,103	Nil	$3,167,692	(10)	$648,357	Nil	Nil	$94,108	(3)	$4,274,260	(7)

Robert Friedland (Executive Chairman)	2008	Ivanhoe Mines Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$	Nil
SouthGobi Energy
Resources Ltd.	Nil	Nil	$2,567,646	Nil	Nil	Nil	Nil	$2,567,646
Ivanhoe Australia
Limited	Nil	Nil	$7,435,200	(10)	Nil	Nil	Nil	Nil	$7,435,200	(10)
Total:	Total:	Total:	Total:	Total:	Total:	Total:	Total:
Nil	Nil	$10,002,846	(10)	Nil	Nil	Nil	Nil	$10,002,846	(5)

Steve Garcia (Executive VP)	2008	Ivanhoe Mines Ltd.	$400,000	Nil	$657,000	$200,000	Nil	Nil	$139,373	(4)	$1,396,373
SouthGobi Energy
Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ivanhoe Australia
Limited	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total:	Total:	Total:	Total:	Total:	Total:	Total:	Total:
$400,000	Nil	$657,000	$200,000	Nil	Nil	$139,373	$1,396,373

David Woodall (President, Gold Division)	2008	Ivanhoe Mines Ltd.	$300,000	Nil	$521,850	$200,000	Nil	Nil	$15,056	(5)	$1,036,906
SouthGobi Energy
Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ivanhoe Australia
Limited	Nil	Nil	$278,820	Nil	Nil	Nil	Nil	$278,820
Total:	Total:	Total:	Total:	Total:	Total:	Total:	Total:
$300,000	Nil	$800,670	$200,000	Nil	Nil	15,056	$1,315,726

Doug Kirwin (Executive VP - Exploration)	2008	Ivanhoe Mines Ltd.	$295,000	Nil	$529,800	$100,000	Nil	Nil	$55,966	(6)	$980,766
SouthGobi Energy
Resources Ltd.	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ivanhoe Australia
Limited	Nil	Nil	$2,788,200	(10)	Nil	Nil	Nil	Nil	$2,788,200
Total:	Total:	Total:	Total:	Total:	Total:	Total:	Total:
$295,000	Nil	$3,318,000	(10)	$100,000	Nil	Nil	$55,966	(6)	$3,768,966

*	This table presents cumulative compensation information for the CEO, CFO and each of its other five highest paid “executive officers” (as such term is defined in NI 51-102) of Ivanhoe Mines Ltd., and includes compensation from, or in respect of, the Corporation’s public company subsidiaries SouthGobi Energy Resources Ltd. and Ivanhoe Australia Limited.

(1)	Included life insurance premiums of US$8,200 and share purchase plan amounts of US$22,225.

(2)	Included life insurance premiums of US$1,993, share purchase plan amounts of US$10,397 and vacation liability payout of US$35,178.

(3)	Included life insurance premiums of US$8,189, share purchase plan amounts of US$16,646 and vacation liability payout of US$68,631.

(4)	Included a housing allowance of US$98,276, car lease payments of US$27,099 and share purchase plan amounts of US$13,998.

(5)	Included life insurance premiums of US$15,056.

(6)	Included a housing allowance of US$36,000, share purchase plan amounts of US$10,325, life insurance premiums of US$2,812 and payment of taxes of US$6,829.

(7)	Mr. Macken, Mr. Friedland and Mr. Meredith are also directors of the Corporation. Pursuant to the Corporation’s policies regarding non-independent directors, none of Mr. Macken, Mr. Friedland or Mr. Meredith received compensation from the Corporation for acting as a director, and no portion of the Total Compensation disclosed above was received by Mr. Macken, Mr. Friedland or Mr. Meredith as compensation for acting as a director.

(8)	The Corporation does not presently have a pension incentive plan for any of its executive officers, including its Named Executive Officers.

(9)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The fair value as of at the date of this Circular are, in the case of the Ivanhoe Australia grants of performance rights, lower. The practice of the Corporation is to grant all option based awards in Canadian currency (although the grants of performance rights of its subsidiary, Ivanhoe Australia Limited, were awarded in Australian currency — see option table under the heading “Outstanding share-based awards and option-based awards” for more information), then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the rate quoted by the Bank of Canada as its noon spot rate (“BOC Rate”) on the date the grant is made for each grant in Canadian currency (or the rate quoted by the Reserve Bank of Australia as its daily rate (“Australian Rate”) on the date of the grant is made for each grant in Australian currency). The conversion rates for the purpose of the grants to the NEOs in the Summary Compensation Chart are presented below and are based on the applicable BOC Rate or Australian Rate on the date of grant, each as supplied by Bloomberg.

			Option	Exchange Rates to
Name	Company that Granted Options	Date of Grant	Granted	USD
J. Macken	Ivanhoe Mines Ltd.	Sept. 22, 2008	250,000	Cdn.$1.0370/US$1
J. Macken	Ivanhoe Mines Ltd.	Nov. 13, 2008	900,000	Cdn.$1.2075/US$1
J. Macken	SouthGobi Energy Resources Ltd.	Aug. 27, 2008	50,000	Cdn.$1.0485/US$1
J. Macken	SouthGobi Energy Resources Ltd.	Nov. 27, 2008	40,000	Cdn.$1.2329/US$1
J. Macken	Ivanhoe Australia Limited	Aug. 6, 2008	500,000	A$1.0760/US$1
T. Giardini	Ivanhoe Mines Ltd.	Sept. 22, 2008	150,000	Cdn.$1.0370/US$1
T. Giardini	Ivanhoe Mines Ltd.	Nov. 13, 2008	120,000	Cdn.$1.2075/US$1
T. Giardini	SouthGobi Energy Resources Ltd.	July 9, 2008	20,000	Cdn.$1.0108/US$1
T. Giardini	SouthGobi Energy Resources Ltd.	Nov. 27, 2008	20,000	Cdn.$1.2329/US$1
T. Giardini	Ivanhoe Australia Limited	Aug. 6, 2008	50,000	A$1.0760/US$1
R. Friedland	SouthGobi Energy Resources Ltd.	July 9, 2008	250,000	Cdn.$1.0108/US$1
R. Friedland	SouthGobi Energy Resources Ltd.	Nov. 28, 2008	125,000	Cdn.$1.2329/US$1
R. Friedland	Ivanhoe Australia Limited	Aug. 6, 2008	4,000,000	A$1.0760/US$1
P. Meredith	Ivanhoe Mines Ltd.	Sept. 22, 2008	250,000	Cdn.$1.0370/US$1
P. Meredith	Ivanhoe Mines Ltd.	Nov. 13, 2008	420,000	Cdn.$1.2075/US$1
P. Meredith	SouthGobi Energy Resources Ltd.	Aug. 27, 2008	100,000	Cdn.$1.0485/US$1
P. Meredith	SouthGobi Energy Resources Ltd.	Nov. 27, 2008	75,000	Cdn.$1.2329/US$1
P. Meredith	Ivanhoe Australia Limited	Aug. 6, 2008	500,000	A$1.0760/US$1
D. Kirwin	Ivanhoe Mines Ltd.	Sept. 22, 2008	150,000	Cdn.$1.0370/US$1
D. Kirwin	Ivanhoe Mines Ltd.	Nov. 13, 2008	30,000	Cdn.$1.2075/US$1
D. Kirwin	Ivanhoe Australia Limited	Aug. 6, 2008	1,500,000	A$1.0760/US$1
S. Garcia	Ivanhoe Mines Ltd.	Sept. 22, 2008	150,000	Cdn.$1.0370/US$1
S. Garcia	Ivanhoe Mines Ltd.	Nov. 13, 2008	150,000	Cdn.$1.2075/US$1
D. Woodall	Ivanhoe Mines Ltd.	Sept. 22, 2008	150,000	Cdn.$1.0370/US$1
D. Woodall	Ivanhoe Mines Ltd.	Nov. 13, 2008	22,500	Cdn.$1.2075/US$1
D. Woodall	Ivanhoe Australia Limited	Aug. 6, 2008	150,000	A$1.0760/US$1

(10)	These values represent the Black-Scholes valuations in accordance with Note 7 in respect of currently unvested “performance rights” in Ivanhoe Australia Limited, a subsidiary of the Corporation, which were granted concurrent with its initial public offering on the Australian Stock Exchange. Further details of such performance rights are provided in the next table entitled “Outstanding share-based awards and option-based awards”.

(11)	Mr. Meredith’s salary is set by the Corporation but is allocated among the Corporation and certain other related companies. For 2008, Mr. Meredith’s salary was US$500,000 of which US$211,071 was paid by the Corporation.

Outstanding share based awards and option based awards

	Option-based Awards					Share-based Awards
						Number of	Market or
		Number of				Shares or	Payout Value of
		Securities	Option Exercise		Market Value of	Units of	Share-based
		Underlying	Price	Option	Unexercised in-the-	Shares that	Awards that
	Issuer of Option-	Unexercised	(Cdn.$/	Expiration	Money Options	have not	have not Vested
Name	based Award	Options	Option)	Date	(US$)(1)	Vested	(Cdn.$)
John Macken	Ivanhoe Mines Ltd.	250,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	900,000	2.82	11/13/2015	$330,720	Nil	Nil
	Ivanhoe Mines Ltd.	2,000,000(5)	9.73	03/27/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	1,000,000	7.78	03/30/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	1,000,000(6)	12.70	11/01/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	50,000	15.07	8/27/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	40,000	5.10	11/27/2013	$57,488	Nil	Nil
	SouthGobi Energy Resources Ltd.	250,000	6.00	06/22/2012	$175,568	Nil	Nil
	Ivanhoe Australia Limited(2)	500,000	Nil(4)	n/a(3)	A$132,500	Nil	Nil
Tony Giardini	Ivanhoe Mines Ltd.	150,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	120,000	2.82	11/13/2015	$44,096	Nil	Nil
	Ivanhoe Mines Ltd.	150,000(6)	13.71	11/14/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	250,000	9.73	03/27/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	20,000	18.86	7/9/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	20,000	5.10	11/27/2013	$28,744	Nil	Nil
	Ivanhoe Australia Limited(2)	50,000	Nil(4)	n/a(3)	A$13,250	Nil	Nil
Peter Meredith	Ivanhoe Mines Ltd.	250,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	420,000	2.82	11/13/2015	$154,336	Nil	Nil
	Ivanhoe Mines Ltd.	1,000,000(6)	13.19	11/07/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	400,000	9.73	03/27/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	200,000	8.20	05/14/2009	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	50,000(6)	7.69	02/04/2009	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	100,000	15.07	8/27/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	75,000	5.10	11/27/2013	$107,790	Nil	Nil
	SouthGobi Energy Resources Ltd.	495,000	6.00	06/22/2012	$347,624	Nil	Nil
	Ivanhoe Australia Limited(2)	500,000	Nil(4)	n/a(3)	A$132,500	Nil	Nil
Robert	Ivanhoe Mines Ltd.	2,000,000(6)	9.73	03/27/2013	Nil	Nil	Nil
Friedland	SouthGobi Energy Resources Ltd.	250,000	18.86	7/9/2013	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	125,000	5.10	11/27/2013	$179,650	Nil	Nil
	Ivanhoe Australia Limited(2)	4,000,000	Nil(4)	n/a(3)	A$1,060,000	Nil	Nil
Steve Garcia	Ivanhoe Mines Ltd.	150,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	150,000	2.82	11/13/2015	$55,120	Nil	Nil
	Ivanhoe Mines Ltd.	150,000	13.71	11/14/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	250,000	9.73	3/27/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	100,000	8.41	5/1/2010	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	Nil	n/a	n/a	Nil	Nil	Nil
	Ivanhoe Australia Limited(2)	Nil	n/a	n/a	n/a	Nil	Nil
David Woodall	Ivanhoe Mines Ltd.	150,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	22,500	2.82	11/13/2015	$8,268	Nil	Nil
	Ivanhoe Mines Ltd.	75,000	13.71	11/14/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	100,000	7.01	8/30/2011	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	Nil	n/a	n/a	Nil	Nil	Nil
	Ivanhoe Australia Limited	150,000	Nil(4)	n/a(3)	A$39,750	Nil	Nil
Douglas Kirwin	Ivanhoe Mines Ltd.	150,000	8.35	9/22/2013	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	30,000	2.82	11/13/2015	$11,024	Nil	Nil
	Ivanhoe Mines Ltd.	100,000	13.71	11/14/2014	Nil	Nil	Nil
	Ivanhoe Mines Ltd.	40,000	7.93	05/23/2011	Nil	Nil	Nil
	SouthGobi Energy Resources Ltd.	35,000	2.10	06/19/2011	$136,044	Nil	Nil
	Ivanhoe Australia Limited(2)	1,500,000	Nil (4)	n/a(3)	A$397,500	Nil	Nil

(1)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the common shares of the Corporation on the Toronto Stock Exchange on December 31, 2008, or the TSX-Venture Exchange in the case of SouthGobi Energy Resources Ltd., and the Exercise Price of the options. With respect to the Rights (as defined in footnote (2)) issued to each NEO in Ivanhoe Australia, the “Value of Unexercised in-the-Money Options” is based upon the closing price of the common shares of Ivanhoe Australia on the Australian Stock Exchange (the “ASX”) on December 31, 2008 as the rights have an Exercise Price of nil. If such values for the performance right of Ivanhoe Australia were calculated at the date of this Circular, such values would be lower.

(2)	Concurrent with Ivanhoe Australia’s initial public offering on the ASX, performance rights (the “Rights”) were awarded to, amongst other eligible directors and employees of Ivanhoe Australia and certain companies related to Ivanhoe Australia, each of the Corporation’s NEOs, all in accordance with the terms of Ivanhoe Australia’s incentive plan (the “Plan”). Pursuant to the terms of the ASX’s listing acceptance letter issued on July 31, 2008, each Right entitles its holder to receive one (1) share of Ivanhoe Australia without any additional payment therefor. The Performance Rights vest in four separate tranches (provided that the holder of such Rights remains an eligible director or employee as of each vesting date); 25% on September 1, 2008 (but not exercisable to September 1, 2009 because of applicable hold period), 25% on September 1, 2009, 25% on September 1, 2010, and 25% on September 1, 2011.

(3)	The Rights granted to each of the NEOs do not have an expiry date.

(4)	The Rights do not require any additional payment by their respective holders to exercise such Rights for shares of Ivanhoe Australia.

(5)	Mr. Macken returned 1,000,000 options under this specific grant for cancellation to facilitate the grant of incentive stock options to other employees and service providers of the Corporation and its subsidiaries who are not directors or executive officers of the Corporation. Of this grant, 1,000,000 options remain.

(6)	Since December 31, 2008, these options have been returned by the applicable NEO for cancellation to facilitate the grant of incentive stock options to other employees and service providers of the Corporation and its subsidiaries who are not directors or executive officers of the Corporation.

Incentive Plan Awards — value vested or earned during 2008

				Non-Equity
				Incentive Plan
		Option-based Awards	Share-based Awards	Compensation —
		— Value Vested	— Value Vested	Value earned During
	Issuer of Option-based	During the Year	During the Year	the Year
Name	Award	(US$)	(US$)	(US$)
John Macken	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	$864,771	Nil	Nil
	Ivanhoe Australia Limited	$178,156	Nil	Nil
Tony Giardini	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	$17,816	Nil	Nil
Peter Meredith	Ivanhoe Mines Ltd.	$129,810	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	$1,876,250	Nil	Nil
	Ivanhoe Australia Limited	$178,156	Nil	Nil
Robert Friedland	Ivanhoe Mines Ltd.	Nil	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	$1,425,251	Nil	Nil
Steve Garcia	Ivanhoe Mines Ltd.	$49,943	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil
David Woodall	Ivanhoe Mines Ltd.	$232,452	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	$53,447	Nil	Nil
Douglas Kirwin	Ivanhoe Mines Ltd.	$47,736	Nil	Nil
	SouthGobi Energy
	Resources Ltd.	$163,997	Nil	Nil
	Ivanhoe Australia Limited	$534,469	Nil	Nil
Aggregated Option Exercises
During the year ended December 31, 2008, no options or stock appreciation rights were exercised by the Named Executive Officers.
Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2008.
Defined Benefit and Pension Plans
The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.

Indemnity Insurance
During 2008, the Corporation purchased director and officer liability insurance with an aggregate US$110 million limit. The total premiums paid by the Corporation in respect of this insurance coverage for the twelve month term were US$1.51 million.
Termination and Change of Control Benefits Provisions in Employment Contracts
The Corporation’s original employment contract as of November 1, 2003 with John Macken, President and CEO was amended and restated as of January 1, 2008. The employment contract provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Macken’s employment contract provides that: (a) the Corporation may terminate Mr. Macken’s employment for cause; (b) the Corporation may terminate Mr. Macken’s employment without cause, or upon his disability, in each case upon payment to Mr. Macken of 24 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken during the five completed fiscal years of the Corporation preceding the date of termination; and, (c) in the event of a change of control of the Corporation and if, within 24 months thereafter, the employment contract is either terminated by the Corporation other than for cause or disability, or Mr. Macken resigns for “good reason” as defined in the employment contract, Mr. Macken would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Macken’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes certain adverse changes in Mr. Macken’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Macken’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Macken’s benefits would continue for 12 months following termination. The Corporation has provided Mr. Macken, a United States citizen and resident, with an indemnity in respect of certain United States excise taxes under Section 4999 of the Internal Revenue Code (United States) and certain interest and penalties in the event such excise taxes, interest and penalties were levied on compensation and benefits payable to Mr. Macken following a termination of Mr. Macken following a change of control of the Corporation.
The following is an estimate of incremental payments to Mr. Macken in the above scenarios (a) — (c), based on his annual salary as at December 31, 2008, and the value of his options as at December 31, 2008: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$1,270,000, a lump sum based on historical bonuses of US$525,000, a benefit amount of US$30,425, and acceleration of unvested options for an in the money value of US$330,720, for a total of US$2,156,145; (c) a lump sum based on salary of US$1,898,650, a lump sum based on historical bonuses of US$1,569,750, a benefit amount of US$30,425, and acceleration of unvested options for an in the money value of US$330,720, for a total of US$3,829,545.

The Corporation has entered into an employment contract with Peter Meredith, Deputy Chairman, dated December 18, 2007. The agreement provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Meredith’s employment contract provides that: (a) the Corporation may terminate Mr. Meredith’s employment for cause; (b) the Corporation may terminate Mr. Meredith’s employment without cause or upon his disability upon payment to Mr. Meredith of 18 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith during the five completed fiscal years preceding the date of termination; and, (c) in the event of a change of control of the Corporation and if, within 24 months thereafter, Mr. Meredith’s employment contract is either terminated by the Corporation other than for cause or disability or Mr. Meredith resigns for “good reason” as defined in the employment contract, Mr. Meredith would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Meredith’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes material adverse changes in Mr. Meredith’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Meredith’s then unvested incentive stock options would vest and remain exercisable for six months following the date of termination of employment, and certain of Mr. Meredith’s benefits would continue for 12 months following such termination.
The following is an estimate of incremental payments to Mr. Meredith in the above scenarios (a) — (c), based on his annual salary as at December 31, 2008, and the value of his options as at December 31, 2008: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$750,000, a lump sum based on historical bonuses of US$775,000, a benefit amount of US$24,835, and acceleration of unvested options for an in the money value of US$154,336, for a total of US$1,704,171; (c) a lump sum based on salary of US$1,495,000, a lump sum based on historical bonuses of US$2,317,250, a benefit amount of US$24,835, and acceleration of unvested options for an in the money value of US$154,336, for a total of US$3,991,421.
Mr. Giardini was employed by the Corporation on May 1, 2006 as Chief Financial Officer. The employment contract provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Giardini’s employment contract provides that: (a) the Corporation may terminate Mr. Giardni’s employment for cause; (b) the Corporation may terminate Mr. Giardini’s employment without cause, or upon his disability, in each cause upon payment to Mr. Giardini of 12 month’s based salary; and, (c) in the event of a change of control of the Corporation and if, within 24 months thereafter, the employment contract is either terminated by the Corporation other than for cause or disability or Mr. Giardini resigns for “good reason” as defined in the employment contract, Mr. Giardini would be entitled to receive a payment equal to the product of two (2) times the sum of Mr. Giardini’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Giardini by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes certain adverse changes in Mr. Giardini’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Giardini’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Giardini’s benefits would continue for 12 months following termination.
The following is an estimate of incremental payments to Mr. Giardini in the above scenarios (a) — (c), based on his annual salary as at December 31, 2008, and the value of his options as at December 31, 2008: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$281,426, a benefit amount of US$12,330, and acceleration of unvested options for an in the money value of US$44,096, for a total of US$337,852; (c) a lump sum based on salary of US$562,852, a lump sum based on historical bonuses of US$287,618, a benefit amount of US$12,330, and acceleration of unvested options for an in the money value of US$44,096, for a total of US$906,896.
The Corporation has also had employment contracts with Douglas Kirwin respecting his employment with the Corporation since 1995. His current contract for services as the Corporation’s Executive Vice President, Exploration was originally entered into in November 1998 and was renewed in May 2003. Under the contract: (a) the Corporation may terminate Mr. Kirwin’s employment for death, disability or cause; (b) the Corporation may terminate Mr. Kirwin’s employment without cause on payment of one month’s salary multiplied by the number of whole years Mr. Kirwin has been employed by the Corporation; and, (c) in the event of a change of control of the Corporation which has not been approved by the then existing Board, Mr. Kirwin is entitled to terminate his employment within three months of the date of such change of control and to receive a payment equal to three times his annual salary.
The following is an estimate of incremental payments to Mr. Kirwin in the above scenarios (a) — (c), based on his annual salary as at December 31, 2008, and the value of his options as at December 31, 2008: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary and years of service of US$344,167, and no acceleration of unvested options, for a total of US$344,167; and, (c) a lump sum based on salary of US$885,000, and no acceleration of unvested options, for a total of US$885,000.
The Corporation does not have employment contracts with any other of its Named Executive Officers.
Composition of the Compensation and Benefits Committee
During the year ended December 31, 2008, the Compensation Committee was comprised of Messrs. David Huberman (Chair), Kjeld Thygesen, Robert Hanson, David Korbin, Howard Balloch and Markus Faber.
Since the beginning of the most recently completed financial year, which ended on December 31, 2008, none of Messrs. Huberman, Thygesen, Hanson, Korbin, Balloch or Faber was indebted to the Corporation or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. None of the Corporation’s executive officers serve as a member of the Compensation and Benefits Committee or Board of Directors of any entity that has an executive officer serving as a member of the Compensation and Benefits Committee or Board of Directors of the Corporation.
Performance Graph
The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in Common Shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2003 to December 31, 2008.
The trend in overall compensation paid to the Corporation’s executive officers over the past five years has not tracked the performance of the market price of the Corporation’s common shares, or the S&P/TSX Composite Index, particularly since 2007.
COMPENSATION OF DIRECTORS
Each non-management director receives Cdn.$25,000 per annum (from May 7, 2009, Cdn.$40,000). Mr. David Huberman receives an additional payment of Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors (from May 7, 2009, Cdn.$80,000). Mr. David Korbin receives an additional payment of Cdn.$25,000 for acting as the Chairman of the Audit Committee. Each Chair of the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee receives an additional payment of Cdn.$15,000 per annum for acting as such. Each non-management director receives a fee of Cdn.$1,500 for each Board of Directors meeting and each Committee meeting attended in person and, US$600 for each Director and Committee conference call in which they participate. Fees payable to Rio Tinto’s nominee are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy. Each non-management director (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receives an annual grant of incentive stock options exercisable to purchase up to 25,000 Common Shares of the Corporation (from May 7, 2009, 50,000 Common Shares), such options having a five year term (from May 7, 2009, a seven year term), and fully vesting on the first anniversary of the date of the grant. Each executive director and non-management director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a director.
Directors’ Share Ownership Provisions
Each existing non-management director, except Mr. Clayton, is required to own Common Shares having a market value of at least three times his or her annual cash retainer and to continue to hold this minimum number of shares for so long as he or she continue to serve as a director. Any new non-management director will have three years after becoming a director to acquire this minimum number of shares.
The following table reflects compensation earned by directors in respect of fiscal 2008 under the compensation arrangements described above.
Directors’ Compensation for Fiscal 2008(1)

				NON-
				EQUITY
		SHARE-	OPTION-	INCENTIVE		ALL
	FEES	BASED	BASED	PLAN	PENSION	OTHER	TOTAL
	EARNED	AWARDS	AWARDS(5)	COMPENSATION	VALUE	COMPENSATION	COMPENSATION
NAME	(US$)(2)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
David Huberman	110,057 (3)	Nil	99,352	Nil	Nil	Nil	209,409
Kjeld Thygesen	41,238	Nil	107,276	Nil	Nil	Nil	148,514
Robert Hanson	34,624	Nil	99,352	Nil	Nil	Nil	133,976
Markus Faber	40,748	Nil	107,276	Nil	Nil	Nil	148,024
Howard Balloch	32,970	Nil	107,276	Nil	Nil	Nil	140,266
David Korbin	62,143 (4)	Nil	99,352	Nil	Nil	Nil	161,495
R. Edward Flood	25,559	Nil	143,729	Nil	Nil	Nil	169,288
Bret Clayton	26,784 (6)	Nil	Nil	Nil	Nil	Nil	26,784 (6)
Livia Mahler	Nil	Nil	Nil	Nil	Nil	Nil	Nil
TOTAL	374,143	Nil	763,613	Nil	Nil	Nil	1,137,756

(1)	Messrs. Friedland, Macken and Meredith were members of management in fiscal 2008 and did not receive compensation as directors of the Corporation. Accordingly, the compensation details for Messrs. Friedland, Macken and Meredith have been excluded from the table, as such information is included in the Named Executive Officer table set forth under the heading “Summary Compensation for the Corporation”.

(2)	The sums represented in the Fees Earned column of this table represent director retainers, fees earned from acting as Chairman of each of the director committees, remuneration for attending meetings and conference calls of the directors.

(3)	The Fees Earned by Mr. Huberman includes the Cdn.$60,000 retainer for acting as lead independent director, and the separate Cdn$15,000 retainers for being Chairman of both the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee.

(4)	The Fees Earned by Mr. Korbin include the Cdn.$25,000 retainer for acting as Chairman of the Audit Committee.

(5)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The practice of the Corporation is to grant all option based awards in Canadian currency, then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the rate quoted by the Bank of Canada as its noon spot rate (“BOC Rate”) on the date the grant is made for each grant in Canadian currency. The conversion rates for the purpose of the grants to the Directors in the Summary Compensation Chart above are as follows: (i) for options granted on May 9, 2008, US$1/Cdn.$1.0061, (ii) for options granted on November 13, 2008, US$1/Cdn.$1.2315. Each of the conversion rates are on the applicable BOC Rate, as supplied by Bloomberg.

(6)	Mr. Clayton’s non-management director retainer and fees are paid directly to Rio Tinto.

Outstanding share-based awards and option-based awards for Directors

	Option-based Awards				Share-based Awards
	Number of	Option		Market Value of
	Securities	Exercise		Unexercised in-	Number of Shares	Market or Payout Value
	Underlying	Price	Option	the-Money	or Units of Shares	of Share-based Awards
	Unexercised	(Cdn.$/	Expiration	Options	that have not	that have not Vested
Name	Options	Option)	Date	(US$)(1)	Vested	(US$)
David Huberman	22,500	2.82	Nov. 13/2015	$8,268	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
Kjeld Thygesen	30,000	2.82	Nov. 13/2015	$11,024	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
	25,000	9.37	May 10/2010	Nil	Nil	Nil
	25,000	7.00	Sept 3/2009	Nil	Nil	Nil
Robert Hanson	22,500	2.82	Nov. 13/2015	$8,268	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
Markus Faber	30,000	2.82	Nov. 13/2015	$11,024	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
	25,000	9.37	May 10/2010	Nil	Nil	Nil
Howard Balloch	30,000	2.82	Nov. 13/2015	$11,024	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
	25,000	10.51	March 11/2010	Nil	Nil	Nil
David Korbin	22,500	2.82	Nov. 13/2015	$8,268	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	25,000	10.56	May 12/2011	Nil	Nil	Nil
Bret Clayton	n/a	n/a	n/a	n/a	Nil	Nil
R. Edward Flood	64,500	2.82	Nov. 13/2015	$23,702	Nil	Nil
	25,000	9.64	May 9/2013	Nil	Nil	Nil
	25,000	13.35	May 11/2012	Nil	Nil	Nil
	165,000	9.73	March 27/2013	Nil	Nil	Nil
Livia Mahler	n/a	n/a	n/a	n/a	n/a	n/a

(1)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the common shares of the Corporation on the Toronto Stock Exchange on December 31, 2008.

CORPORATE GOVERNANCE
The Board of Directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.
Until June 30, 2005, the rules and policies of the TSX required corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “TSX Guidelines”).
Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.
In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments took effect as of June 30, 2005.
The CSA Audit Committee Rules (with which the Corporation is in compliance) require:
•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:
•	the pre-approval of all audit services and permissible non-audit services; and

•	the sole authority to appoint, determine funding for and oversee the outside auditors.
In addition, the CSA first announced, in April 2005, the adoption of Multilateral Policy 58-201 and National Instrument 58-101 (“NI 58-101”), which each took effect as of June 30, 2005 (collectively, the “CSA Corporate Governance Disclosure Requirements”). The CSA Corporate Governance Disclosure Requirements replaced the TSX Guidelines and apply to the Corporation’s disclosure of its corporate governance practices for the year ended December 31, 2008. These requirements are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The CSA Corporate Governance Disclosure Requirements require the Corporation to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.

The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. The Board intends to consider additional changes to its corporate governance practices with a view to furthering its adherence to the CSA Corporate Governance Guidelines.
The CSA is currently proposing an overhaul of the CSA Corporate Governance Disclosure Requirements (the “Proposed Amendments”). Specifically, the Proposed Amendments would, if accepted, replace the current “comply or explain” regime and replace it with an adherence to nine specific high-level corporate governance principles, which issuers would be required to disclose the practices they use to achieve the objectives of each principle. The Proposed Amendments also propose to introduce a more principles-based approach for determining whether a director is independent for audit committee and other board and committee purposes. The bright-line tests in the current definition of independence will be eliminated and leave this determination to the reasonable judgment of the board of directors using CSA guidance on the types of relationships that could affect a director’s independence.
The Proposed Amendments are open for public comment until April 20, 2009, and after such time and based on the comments received, the CSA will decide the best course of action in respect of the Proposed Amendments.
The Board of Directors has implemented several changes in its corporate governance procedures to reflect applicable Canadian and U.S. governance guidelines. As part of those changes the Board:
(i)	approved and adopted a new mandate for the Board;

(ii)	appointed an independent director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

(iii)	appointed a Corporate Governance and Nominating Committee consisting solely of independent directors;

(iv)	changed the membership of the Compensation and Benefits Committee to consist solely of independent directors instead of a majority of independent directors;

(v)	approved charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, formalizing the mandates of those committees;

(vi)	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

(vii)	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, and Disclosure Controls and Procedures;

(viii)	instituted meetings of non-management Directors by teleconference between regularly scheduled Board meetings;

(ix)	updated, adopted and published a Statement of Values and Responsibilities;

(x)	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees;

(xi)	adopted formalized written position descriptions for the Chairman, Lead Director, chair of each Board committee. CEO and CFO, clearly defining their respective roles and responsibilities;

(xii)	adopted a whistleblower policy administered by an independent third party;

(xiii)	formalized a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis; and

(xiv)	adopted a new model for executive compensation for the Corporation.
The Corporation’s Common Shares are listed on the New York Stock Exchange (“NYSE”) and quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for NYSE and NASDAQ-listed companies.
THE CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a NYSE or NASDAQ-listed company be comprised of a majority of independent directors.
Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.
Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.
Board Composition
The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.
A total of twelve persons have been nominated for election as directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of seven “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and five “non-independent” directors, as follows:

Independent Director	Non-independent
Nominees	Director Nominees
David Huberman	Robert Friedland[1]
David Korbin	John Macken[1]
Markus Faber	Peter Meredith[1]
Robert Hanson	Bret Clayton[2]
Kjeld Thygesen	R. Edward Flood[3]
Howard Balloch
Livia Mahler

(1)	Each of Messrs. Friedland, Macken and Meredith are “non-independent” director nominees in their capacities as senior officers of the Corporation and/or one or more of its subsidiaries and members or former members of management.

(2)	Mr. Clayton, an executive officer of Rio Tinto Group, is considered to be a non-independent director nominee as a result of the material relationship between the Corporation and the Rio Tinto Group.

(3)	Mr. Flood resigned as Deputy Chairman on February 14, 2007.
The Chairman of the Corporation holds approximately 25.6% and Rio Tinto holds approximately 9.8% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The Board has determined that the Corporation currently has seven of twelve directors in David Huberman, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch, David Korbin and Livia Mahler, all of whom are nominees of management for re-election as Directors at the Meeting and who are “independent” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules of each of the Chairman of the Corporation and Rio Tinto. The Board believes that it includes a majority of directors who do not have an interest in or relationships with either the Corporation or its principal shareholders and which fairly reflects the investment in the Corporation by shareholders other than the principal shareholders.
The directors of the Corporation are satisfied with the size and composition of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management and non-management directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.
Mandate of the Board
Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.
The Board’s mandate requires that the Board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Corporation.
In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one Board meeting per year is devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, the Board periodically reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.
The mandate provides that the Board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.
The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.
Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.
The Board has adopted a strategic planning process which involves, among other things, the following:
(a)	at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(b)	meetings of the Board, at least quarterly, to discuss strategic issues;

(c)	the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis; and

(d)	the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations, the Board considers risk issues when appropriate and approves corporate policies addressing the management of the risk of the Corporation’s business.

The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.
The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the President & Chief Executive Officer, the Chief Financial Officer, the Vice-President & Corporate Secretary and senior Corporate Communications and Investor Relations personnel, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.
Meetings of the Board
The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the non-management directors also have the opportunity to meet separate from management. If required, between regularly scheduled Board meetings, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the Directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.
Board Committees
The Corporation has an Audit Committee, Compensation and Benefits Committee, Corporate Governance and Nominating Committee, Currency Advisory Committee and an Executive Committee.
Audit Committee
The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Korbin (Chair), Thygesen and Faber, all of whom are nominees of management for re-election as Directors at the Meeting. The CSA Audit Committee Rules provide for audit committees to consist solely of independent directors. Each of Messrs. Korbin, Thygesen and Faber are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committee members.
The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Mr. Korbin (a nominee of management for re-election as a Director at the Meeting) has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended. The Corporation believes that Mr. Korbin, a Chartered Accountant with over 30 years experience as an auditor with a major accounting firm is qualified to be an Audit Committee Financial Expert.
The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.
The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.
Compensation and Benefits Committee
The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The Compensation and Benefits Committee currently consists of Messrs. Huberman (Chair), Hanson, Korbin, Thygesen, Faber and Balloch. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate

Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Corporate Governance and Nominating Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nominations to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.
The Corporate Governance and Nominating Committee of the Board currently consists of Messrs. Huberman (Chair), Hanson, Thygesen, Balloch, Korbin and Faber, all of whom are nominees of management for re-election as Directors at the Meeting. Mr. Huberman is Chair of the Committee, in addition to being the Corporation’s Lead Director. Each member of the Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Executive Committee
The Executive Committee, which currently consists of Messrs. Friedland, Meredith, Macken and Huberman, was created by the Board to meet as required, between meetings of the full Board. The Executive Committee has authority to approve expenditures of up to US$10,000,000. Any decisions taken by the Executive Committee must be reported to, and ratified by, the full Board at its next meeting.
Code of Business Conduct and Ethics
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. A copy of the Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Vice-President and Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.
CSA Corporate Governance Guidelines
The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.

OTHER BUSINESS
Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.
ADDITIONAL INFORMATION
Copies of the Corporation’s Annual Information Form, annual financial statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoe-mines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, securityholders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to Beverly A. Bartlett, Vice President and Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.
DATED at Vancouver, British Columbia, as of the 31st day of March, 2009.
BY ORDER OF THE BOARD
“BEVERLY A. BARTLETT”
VICE PRESIDENT AND CORPORATE SECRETAR

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors (the “Board”) — (a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each Director on the basis of the definitions in section 1.4 of MI 52-110, as amended, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 58% (seven out of twelve) of the nominees proposed by management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

David Huberman

David Korbin

Markus Faber

Robert Hanson

Kjeld Thygesen

Howard Balloch

Livia Mahler

This determination was made on the basis that:

(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Corporation;

(b) they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Corporation’s external auditors firm;

(c)    they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executives served on that entity’s compensation committee;

(d)    they (and their immediate family members) did not receive more than US$60,000 in direct compensation from the Corporation (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(e)    they and their immediate family members are not a current executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues; and

(f)    they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board and Corporate Governance and Nominating Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following five out of 12 nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

Robert M. Friedland: Executive Chairman

Peter G. Meredith: Deputy Chairman

John Macken: President and CEO

R. Edward Flood

Bret Clayton

Messrs. Friedland, Meredith and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be non-independent directors.

Mr. Flood, was a member of management until February 15, 2007, and as a result is considered to be a non-independent director.

In the case of Mr. Bret Clayton, the Board noted his position as an executive officer of the Rio Tinto Group (“Rio Tinto”) and considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the investment agreement between Rio Tinto and the Corporation and the shareholders’ agreement between Rio Tinto and Mr. Robert Friedland, Executive Chairman of the Corporation, each dated October 18, 2006, and the interim funding arrangement between Rio Tinto and the Corporation dated October 24, 2007. The Board concluded that such relationship was a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and accordingly

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
considers Mr. Clayton to be a non-independent nominee director.

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.
58% or seven of the twelve nominees proposed by management for election to the Board are “independent directors” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The directors of the Corporation have reviewed the size of the Board and believe that the current Board size and composition results in a balanced representation on the Board among management, non-management directors and the Corporation’s strategic partner, Rio Tinto. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation. The Corporate Governance and Nominating Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continues to be of a size that facilitates effective decision-making. There are currently 12 Directors on the Board. Twelve nominees have been proposed by management for election as Directors at the Meeting. The maximum number permitted under the Corporation’s articles of incorporation is 12.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships with other public entities for each of the nominees are set out next to the individual’s name under the heading “Election of Directors — Management Nominees” in this Circular.

(e) Interlocking Directorships	All interlocking directorships are set out in footnote (7) to the table under the heading “Election of Directors — Management Nominees”.

(c)    Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
All committees meet without management being present unless the committee specifically requests the presence of one or more such persons.

The Corporate Governance and Nominating Committee, in particular, provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

During 2008 there were eight Board meetings, five meetings of the Compensation and Benefits Committee, four meetings of the Audit Committee and three meetings of the Corporate Governance and Nominating Committee.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
In addition, meetings of non-management Directors, chaired by the Lead Director, are held, as required, by teleconference to update the non-management Directors on developments since the last Board meeting. Two such meetings were held in 2008. Mr. Peter Meredith, Deputy Chairman of the Corporation, has periodically been invited to participate in these meetings in order to brief the non-management Directors on recent developments.

The results of discussions of all Board committees, and of the meetings of non-management Directors, are communicated to the rest of the Board at its next scheduled meeting, or more promptly, if required, by the committee Chairs to the other Directors and members of management.

(g)    Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Mr. Friedland currently serves as Chairman of the Board of Directors. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Corporate Governance and Nominating Committee and the Compensation and Benefits Committee, has served as the Corporation’s Lead Director since 2003. Mr. Huberman does not serve in a similar capacity with any other corporation.

(h) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2008, is set out next to each individual’s name under the heading “Election of Directors — Management Nominees” in this Circular.

2. Board Mandate — Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Circular under the heading “Corporate Governance — Mandate of the Board”, setting out its stewardship responsibilities.

The mandate of the Board is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary of the Corporation, 654 — 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

3.     Position Descriptions —

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and
The Board has developed written position descriptions for the Chairman, Lead Director, the chair of each

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
                responsibilities of each such position.
(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Board committee, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Corporate Governance and Nominating Committee and approved by the Board and are subject to annual review by the Corporate Governance and Nominating Committee.

4.     Orientation and Continuing Education

(a)    Briefly describe what measures the Board takes to orient new members regarding:

(i)     the role of the Board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business
The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors.

In addition, new directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are also encouraged to make site visits to the Corporation’s properties.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors, corporate governance, ethics and compliance.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense. As an example, Dr. Scott Dunbar, Associate Professor at the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia recently gave a presentation to the directors on the Basics of Mining and Mineral Processing.

All of the Corporation’s non-management Directors are members of Canada’s Institute of Corporate Directors, whose mission is to foster excellence in directors to strengthen the governance and performance of Canadian corporations. Mr. David Huberman, the Corporation’s Lead Director, has completed the Institute’s Director Education Program, which reviews governance expectations and promotes best practices in the boardroom. In 2008, Mr. Huberman attended the 12th Annual North American School of Mines which included a visit to the Bagdad copper mine in Bagdad, Arizona.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
5.     Ethical Business Conduct —

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)    disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. The Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained, without charge, by request to the Vice President and Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

All Directors and employees are provided with a booklet containing the Corporation’s Code of Business Conduct and Ethics and Corporate Securities Trading Policy (which has been translated into other languages as required for use in the Corporation’s international operations) and are required to sign a written acknowledgement confirming that they have received, reviewed and understand its contents and agree to abide by the Code.

Corporate supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct and Ethics as part of their annual performance appraisal.

The Corporate Governance and Nominating Committee monitors compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favor of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b)     Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has published a Statement of Values and Responsibilities. An updated Statement was approved by the Board on March 11, 2008. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy,

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
administered by an independent third party.

The Corporation encourages participation in education programs for its personnel dealing with matters of corporate ethics and best practices.

During 2008 the Corporate Governance and Nominating Committee met with the Corporation’s CEO and CFO to discuss corporate ethics and best practices and were satisfied that they are a focus of the CEO, CFO and throughout the Corporation’s international operations.

6. Nomination of Directors — (a) Describe the process by which the Board identifies new candidates for Board nomination.	The Board has a Corporate Governance and Nominating Committee consisting of Messrs. Huberman (Chair), Hanson, Thygesen, Balloch, all of whom are nominees of management for re-election as Directors at the Meeting. All members of the committee are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Huberman has been appointed as Chairman of the committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Corporate Governance and Nominating Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such items and experiences as international experience, leading growth orientated companies, mining exploration, diversity, financial literacy, legal knowledge, corporate governance, etc. The Committee annually assesses the current competencies and characteristics represented on the Board and utilizes the matrix to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

The Corporate Governance and Nominating Committee has been given the responsibility for developing an evergreen list of potential nominees who the Committee feels would be appropriate to be asked to join the Board if, as and when there are vacancies pending and such persons are available to do so and who complement the current skills matrix. The Committee receives and reviews recommendations from Directors and members of management in determining whether to add the names of new candidates to the list, and has the authority to hire outside consultants to help to identify additional qualified candidates as required.

The Corporation does not have a shareholder with the ability to exercise a majority of the votes for the election of the Board. However, the Chairman of the Corporation holds approximately 25.6% of the Corporation’s voting securities as at the date of this Circular and Rio Tinto, which is entitled to nominate a qualified individual or individuals for appointment or

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
election to the Board in proportion to its shareholdings from time to time, holds approximately 9.8% of the Corporation’s voting securities at such date. The Corporation has a majority of directors who do not have an interest in or relationship with either the Corporation, its Chairman or Rio Tinto and, which fairly reflects the investment in the Corporation by shareholders other than the Chairman or Rio Tinto.

The Board seeks to achieve a balanced representation of skilled and experienced independent directors and has determined to continue to seek, through its Corporate Governance and Nominating Committee, additional qualified candidates as required to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

The charter of the Corporate Governance and Nominating Committee is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-5755.

7. Compensation — (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers to the Board. CEO compensation is approved by the Compensation and Benefits Committee. See “Report on Executive Compensation”.

The Compensation and Benefits Committee periodically reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-management Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

All non-management directors receive Cdn.$25,000 per annum for acting as such (from May 7, 2009, Cdn.$40,000), with the exception of Mr. Bret Clayton, whose director compensation is remitted directly to Rio Tinto. Mr. David Huberman receives an additional Cdn.$60,000 per annum for acting as the Lead Director of the Board (from May 7, 2009, Cdn.$80,000). The Chair of the Audit Committee receives an additional Cdn.$25,000 per annum, for acting in such capacity. The respective Chairs of the Compensation and Benefits Committee and the Corporate Governance Committee each receive an additional payment of Cdn.$15,000 per annum for acting as such. Additionally, non-management directors receive Cdn.$1,500 per in-person Board or Committee meeting attended and US$600 per Board or Committee conference call in which they participate.

In addition to their cash compensation, non-

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
management directors (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receive a grant of 25,000 stock options per annum (from May 7, 2009, 50,000 stock options), such options having a five year term (from May 7, 2009, a seven year term) and fully vesting on the first anniversary of the date of the grant.

(b)  Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The Compensation and Benefits Committee comprises five Directors, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The duties and responsibilities of the Compensation and Benefits Committee include the development of a compensation philosophy and policy; evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of executive management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive management and to determine any bonuses to be awarded. Commencing in 2007, the committee will conduct a formal review of the Corporation’s executive compensation on an annual basis and otherwise as required to satisfy itself and the Board that the Corporation’s compensation objectives are being met.

The members of the Compensation and Benefits Committee are Messrs. Huberman (Chair), Hanson, Korbin, Balloch, Thygesen and Faber (a member since May, 2008). As of March 10, 2009, Mr. Thygesen resigned from the Compensation and Benefits Committee. Each member of the committee is an independent director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

(d)  If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s
Towers Perrin were retained in 2004 by the Compensation and Benefits Committee to prepare a director compensation report to assist the committee in the determination of independent director

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
     directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
compensation. They were mandated to provide the review based on compensation levels provided to similarly sized international mining companies. Towers Perrin’s fee for its 2004 report was Cdn.$19,821.
Gurr Lane & Associates were retained in 2005 by the Compensation and Benefits Committee to prepare reports to assist the committee in developing a compensation strategy for the position of President and for the other executive and senior management positions. They were mandated to develop a justifiable compensation strategy which benchmarks such positions in terms of the competitive marketplace of similar-sized international mining companies and, where appropriate, larger operating mining companies. The proposals were intended to address salary, bonus and stock options. Gurr Lane & Associates’ fee for the reports was Cdn.$39,697.

Towers Perrin were retained in 2006 by the Compensation and Benefits Committee to prepare a report on industry standards and best practices relating to “change of control” provisions in executive employment agreements. Towers Perrin’s fee for this report was Cdn.$10,788.

Mercer (Canada) Limited (“Mercer”) was retained in 2007 to prepare a model for executive compensation for the Corporation and to provide support to the Compensation and Benefits Committee in determining compensation for the Corporation’s officers for the 2007 fiscal year. Mercer’s fee for these services was Cdn.$67,089.

Mercer was retained in 2008 to review the executive compensation plan with the Committee following its inception the previous year and to update the section of the report on current compensation amongst a peer group of companies. Mercer was also requested to consider and prepare a report for the Committee with respect to director compensation. Mercer’s fee for these services was Cdn.$50,000.

None of the compensation consultants or advisors retained by the Compensation and Benefits Committee have performed other work for the Corporation. The Committee will require any such consultant or advisor to obtain its written approval prior to undertaking any work for management of the Corporation in order to protect the independence of such consultant or advisor.

Recommendations of the Compensation and Benefits Committee to the Board are the responsibility of the committee and may reflect factors and considerations outside of surveys’ or consultants’ recommendations.

8. Other Board Committees — If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, in March 2005 the Board approved the establishment of an Executive Committee, consisting of Messrs. Friedland, Huberman, Meredith and Macken, to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to US$10,000,000. No meetings of the Executive Committee were held in 2008; however, the Executive

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
Committee did consider and pass one consent resolution during 2008.

The Board has also established a Currency Advisory Committee, consisting of Mr. David Korbin, the Chairman of the Audit Committee, Mr. Peter Meredith (the Corporation’s Deputy Chairman), Dr. Markus Faber and Mr. Tony Giardini, the CFO, to make recommendations to the CFO on managing the Corporation’s currency exposures and to report to the Board on a quarterly basis. The Currency Advisory Committee met twice in 2008.

9.  Assessments — Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
The Corporate Governance and Nominating Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis. The Corporate Governance and Nominating Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual directors.

The Corporate Governance and Nominating Committee has, for the last five years, reviewed and approved a performance evaluation questionnaire that was forwarded to all of the members of the Board of Directors. This questionnaire covers a wide range of issues providing for quantitative ratings and subjective comments and recommendations in each area. In 2004, all Directors assessed the performance of the Board as a whole, its Committees, the Chair of each Committee, and the Lead Director. Issues addressed included Board composition, Board discussion and the relationship with the CEO, Director orientation and ongoing development, definition of roles and responsibilities, Board and Director evaluation, Director compensation, CEO and management succession, strategic planning and supporting plans, Committees, and the role of the Lead Director. Responses were tabulated and analyzed through independent Board governance consultants, without attribution of comments to individual directors, and a summary report was provided to the Lead Director, and through him, to the Committee and the full Board, with recommendations for improvement where required. In 2005, each Director assessed his own performance. Issues addressed included skills and experience, preparation, attendance and availability, communication and interaction, strategies and plans, business, corporation and industry knowledge, and an overall assessment. Responses were provided to the Lead Director. In 2006, a peer review was completed by the Directors. Each Director was asked to evaluate the contribution of each of the other Directors in the following areas: preparation and availability, accountability and transparency, contribution to strategic planning, oversight of performance and risk, contribution to supervision and relationship with management, contribution to Board internal effectiveness, and overall contribution of the individual Director. Each Director was also asked to comment on what additional skills, experience and information could benefit the Board and how they might be accessed,

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
what were his and his fellow Directors most recent accomplishments for the Corporation, and what each Director sought to accomplish with his fellow Directors over the next 1-2 years at the Corporation. The Lead Director was provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each individual Director was provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Lead Director met with each Director to discuss individual and Board performance, and reported the overall results to the Board of Directors.

In each of 2007 and 2008, the Board completed collective, and/or self-assessment and peer reviews, as described above. The Corporate Governance and Nominating Committee intends to continue these processes on a regular basis.

These evaluations showed that the Board, its Committees, the Committee Chairs, the Lead Director and individual Directors were effectively fulfilling their responsibilities.

(1)	Reference is made to the items in Form 58-101F.

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SCHEDULE “B”
EQUITY INCENTIVE PLAN RESOLUTION
BE IT RESOLVED, as an ordinary resolution, that:
1.	the Amended and Restated Equity Incentive Plan of the Corporation (the “Amended Plan”), as described in, and attached as Schedule “C” to, the Management Information Circular of the Corporation dated March 27, 2009 which:
(a)	replaces the maximum limit of Common Shares that may be reserved for issuance under the existing Employees’ and Directors’ Equity Incentive Plan (the “Existing Plan”) with a “rolling plan” provision that (i) provides that the aggregate number of Common Shares that may be reserved for issuance under the Amended Plan (together with any other securities based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares issued and outstanding from time to time; and (ii) in respect of which unallocated options, rights or other entitlements under the Amended plan are subject every three years to approval of the Corporation’s shareholders as required by The Toronto Stock Exchange;

(b)	increases the maximum number of Common Shares which the Corporation may issue under the Bonus Plan component of the Incentive Plan to 4,500,000 Common Shares from 3,500,000 Common Shares;

(c)	amends the provisions of the Existing Plan relating to option terms and vesting for future options granted under the Amended Plan in Section 25 thereof, subject to the discretion of the Board;

(d)	amends the cashless exercise provisions in Section 2.6 of the Existing Plan to delete the requirement for Board approval of cashless exercises of options; and

(e)	incorporates the other amendments indicated in the form of Employees’ and Directors’ Equity Incentive Plan attached to this Circular as Schedule “C”;
be and is hereby approved; and

2.	any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

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SCHEDULE “C”
IVANHOE MINES LTD.
EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN
AMENDED AND RESTATED
~~MAY 11, 2007~~
[DATE]
PART 1 INTRODUCTION
1.1 Purpose
The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the ~~directors and~~ employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.
1.2 Definitions
(a)   “Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended, and includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities.
(b)   “Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.
(c)   “Board” means the board of directors of the Company.
(d)   “Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under an insider trading policy or other policy of the Company then in effect.
(e)   “Company” means Ivanhoe Mines Ltd., a company continued under the laws of the Yukon Territory.
(f)   “Committee” has the meaning attributed thereto in Section 6.1.
(g)   “Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, eligible for participation in the Plan.

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(h)	“Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Board, upon recommendation of the Committee, as employees eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.

(i)	“Fair Market Value” means, with respect to a Share subject to Option, the weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(j)   “Insider” has the meaning assigned to it in the Ontario Securities Act, as amended, and also includes an Associate or Affiliate of any person who is an Insider.

(k)	“Option” means an option granted under the terms of the Share Option Plan.

(l)	“Option Period” means the period during which an Option is outstanding.

(m)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.

(n)	“Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.

(o)	“Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.

(p)	“Service Provider” means any person or company engaged by the Company or an Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(q)	“Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(r)	“Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.

(s)	“Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(t)	“Shares” means the common shares of the Company.
PART 2 SHARE OPTION PLAN
2.1 Participation
Options shall be granted only to Eligible Employees and Eligible Directors.

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2.2 Administration of Share Option Plan.
The Share Option Plan shall be administered by the Committee.
2.3 Price
The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.
2.4 Grant of Options
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.
Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to section 5.7 of the Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).
2.5 Terms of Options
The Option Period shall be ~~five~~ seven years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan (either before or after its amendment and restatement on May 11, 2007) should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a) at any time ~~during~~after the first year of the Option Period, the Optionee may purchase up to ~~20~~ 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and
(b) at any time during each ~~additional~~ successive further year of the Option Period the Optionee may purchase an additional ~~20~~ 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, in the

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~~fifth~~fourth year of the Option Period, 100% of the Option will be exercisable.
Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:
(a) in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or
(b) in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.
Subject to Section 2.6, the exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of the Plan. ~~The~~ Subject to Section 2.6, the exercise of any Option will also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.
2.6 ~~Share Appreciation~~ Cashless Exercise Right
~~A Participant may, if at any time determined by the Board, on the recommendation of the Committee,~~ Participants have the right (the “Right”), ~~when entitled~~ in lieu of the right to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing delivered by the Participant to the Company electing to exercise the Right and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a) subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and
(b) dividing the product obtained under subsection 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Participant exercises a Right ~~is granted~~ in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable. ~~For greater certainty, for purposes of the aggregate number of shares reserved for issuance under Section 5.1 of the Plan, in the event of an exercise of a Right in respect of an Option, the number of Shares available for issuance under the Plan will be reduced by the number of Shares to which the Terminated Option relates rather than the number of Shares issued upon exercise of the Right in respect of such Option.~~ under the Plan.

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2.7 Lapsed Options
If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of ~~The~~ the Toronto Stock Exchange.
2.8 Effect of Termination of Employment or Death
If an Optionee:
(a) dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; or
(b) ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be. If an Optionee ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
2.9 Effect of Takeover Bid
If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.
2.10 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by

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the Board and such adjustment shall be binding for all purposes of the Share Option Plan.
2.11 Adjustment in Shares Subject to the Plan
If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.
2.12 Loans to Employees
Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for purposes of this Section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.
PART 3 SHARE BONUS PLAN
3.1 Participants
The Board, on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or any Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.
3.2 Number of Shares
The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to ~~3,500,000~~ 4,500,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.
The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed ~~3,500,000~~ 4,500,000 Shares.
3.3 Necessary Approvals
The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.

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PART 4 SHARE PURCHASE PLAN
4.1 Participants
Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.
4.2 Election to Participate in the Share Purchase Plan and Participant’s Contribution
Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.
The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.
4.3 Company’s Contribution
Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with, and thereafter hold in trust for the Share Purchase Plan Participant, an amount determined by the Board (the “Company’s Contribution”) not to exceed the Participant’s Contribution then held in trust by the Company.
4.4 Issue of Shares
On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on The Toronto Stock Exchange, or such exchange or exchanges on which

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the Shares may be traded at such time for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on an exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.
The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.
4.5 Delivery of Shares
As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed.
4.6 Effect of Termination of Employment or Death
If a Participant dies or otherwise ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.
4.7 Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.
PART 5 GENERAL
5.1 Number of Shares
The aggregate number of Shares that may be reserved for issuance under ~~the Plan shall not exceed 37,000,000 Shares inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 3.2.~~ this Plan (together with any other securities — based on compensation arrangements of the Company in effect from time to time) shall not exceed 6.5% of the issued and outstanding Shares from time to time. This prescribed maximum may be subsequently increased to any other specified amount, provided the increase is authorized by a vote of the shareholders of the Company. In addition, the aggregate number of Shares reserved for issuance under the Plan:
(a) that may be reserved for issuance to Insiders under the Plan (or when combined with all of the Company’’s other security based compensation

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arrangements) shall not exceed 10% of the Company’s outstanding issue from time to time;
(b) that may be issued to Insiders under the Plan (or when combined with all of the Company’’s other security based compensation arrangements) within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and
(c) that may be issued to any one Insider and his or her Associates under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.
In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.
For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding ~~as of~~ immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan ~~to an Insider or such Insider’s Associates, excluding any Shares issued under the Plan during the immediately preceding 12 month period.~~.
For greater certainty, as this Plan is a rolling plan, the reloading of Options is permitted under the Plan and Options that are exercised, surrendered, terminated or expire without being exercised no longer represent Shares reserved for issuance under this Plan and do not decrease the number of Shares issuable under this Section 5.1 as determined from time to time, subject to the provisions in Section 2.7.
5.2 Transferability
Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant. Options are non-transferable except by will or by the laws of descent and distribution.
5.3 Employment
Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any, Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.
5.4 Record Keeping
The Company shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

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(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.
5.5 Necessary Approvals
The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company in accordance with the rules and policies of The Toronto Stock Exchange.
The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction in respect of the Shares or any exchanges on which the Shares are then listed which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Share shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.
5.6 Income Taxes
The Company may withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
5.7 Amendments to Plan
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option or other award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, changes to the exercise price, vesting, term and termination provisions of Options, changes to the share appreciation cashless exercise right provisions, changes to the share bonus plan provisions (other than the maximum number of Shares issuable under the Bonus Plan in Section 3.2 of the Plan), changes to the authority and role of the Compensation and Benefits Committee under the Plan, changes to the acceleration and vesting of Options in the event of a takeover bid, and any other matter relating to the Plan and the Options and awards granted thereunder, provided however that:
a)   such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
b)   no amendment to the Plan or to an Option granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Option which is outstanding at the time of such amendment without the written consent of the holder of such Option;
c)   the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 2.5;

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d)   the Directors shall obtain shareholder approval of:
(i)    any amendment to the aggregate maximum number of Shares specified in subsection 3.2 (Share Bonus Plan);
(ii)   any amendment to the aggregate ~~number~~ percentage of Shares specified in subsection 5.1 ~~(being the aggregate number of Shares that may be reserved for issuance under the Plan) other than pursuant to section 2.11;~~
(iii)  any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders under subsections 5.1(a) (b) and (c); or
(iv)  any amendment that would reduce the exercise price of an outstanding Option of an Insider other than pursuant to section 2.11;
(v)   any amendment that would extend the expiry date of the Option Period in respect of any Option granted under the Plan to an Insider except as expressly contemplated in subsection 2.5; and
(vi)   any amendment to the amending provision set out in Section 5.7 (Amendments to Plan).
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.
5.8 No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
5.9 Compliance with Applicable Law, etc
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.
PART 6 ADMINISTRATION OF THE PLAN
6.1 Administration by the Committee
(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the

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pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.
6.2 Board Role
(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

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IVANHOE MINES LTD.
654 — 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755
P R O X Y
This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 8, 2009.
The undersigned hereby appoints, Peter Meredith, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Vice President and Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name)                                                                                                                                   , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Presidents Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on May 8, 2009 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS
The nominees proposed by management of the Corporation are:

	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	DAVID HUBERMAN	FOR ☐	WITHHOLD ☐
	JOHN MACKEN	FOR ☐	WITHHOLD ☐
	PETER MEREDITH	FOR ☐	WITHHOLD ☐
	BRET CLAYTON	FOR ☐	WITHHOLD ☐
	KJELD THYGESEN	FOR ☐	WITHHOLD ☐
	ROBERT HANSON	FOR ☐	WITHHOLD ☐
	MARKUS FABER	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	DAVID KORBIN	FOR ☐	WITHHOLD ☐
	R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
	LIVIA MAHLER	FOR ☐	WITHHOLD ☐
2.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche, LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	EQUITY INCENTIVE PLAN RESOLUTION

To authorize, by an ordinary resolution, the replacement of the Existing Plan with the Amended Plan (each as defined in the Information Circular) all as more particularly described in the Information Circular.

FOR ☐ AGAINST ☐

4.	To transact any other business as may properly come before the Meeting or at any adjournment thereof.
5.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:	, 2009.

Signature of Shareholder

(Please print name here)

Note:	If not dated, this proxy is deemed to be dated on the day sent by the Corporation.

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-2502 or 1-866-781-3111 or delivered by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
IN RESPECT OF A MATTER SO IDENTIFIED OR REFERRED TO FOR WHICH NO INSTRUCTION IS GIVEN, THE NOMINEES NAMED IN THIS PROXY WILL VOTE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH MATTER.

Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	management information circulars; and

d)	such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to me by the Company by making them available for my viewing, downloading and/or saving on the Internet website www.ivanhoe-mines.com (the “Website”).

I must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise me by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC, V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” for Ivanhoe Mines Ltd. and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the sections below then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name (as it appears on your cheques, certificates, statements or correspondence)	Mailing Address Address 1

E-mail Address	Address 2

Date:	City, Province/State

Shareholder Signature(s)	Country

Post Code/Zip Code

Print and mail this form to:	Or mail to:

CIBC Mellon Trust Company	CIBC Mellon Trust Company
PO Box 1900	PO Box 7010
Vancouver, BC V6C 3K9	Adelaide Street Postal Station
Or Fax to: 1- 604-688-4301	Toronto, ON M5C 2W9
Or Fax to: 1-416-643-5501

IVANHOE MINES LTD.
Dear Shareholder:
As a non-registered shareholder of Ivanhoe Mines Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at: www.cibcmellon.com/FinancialStatements.

Our Company Code Number is 3086B.	NOTE: Do not return this card by mail if you have submitted your request online
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Ivanhoe Mines Ltd. and send me their financial statements as indicated below:

Interim Financial Statements ☐	(Please Print)

Name

Annual Financial Statements ☐	Address

Postal Code/Zip Code